QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR.	MR. PAUL ROBILLARD
Sullivan & Cromwell LLP	Corporate Treasurer
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

The information set forth below is to be furnished:

1.
In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)
The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

    Not applicable.

  (b)
  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

    Not applicable.

  (c)
  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

    Not applicable.

2.
A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

    Reference is made to pages 47 and 61 of Exhibit (d) hereto.

  (b)
  External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

    Reference is made to pages 47, 62 and 63 of Exhibit (d) hereto.

3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

    Reference is made to pages 61 to 64 of Exhibit (d) hereto.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
    (1)
    Total amount held by or for the account of the registrant.

      None.

    (2)
    Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

      Not practicable to do so.

    (3)
    Total amount otherwise outstanding.

      Not applicable.*

*
No securities of the registrant are registered under the U.S. Exchange Act of 1934, as amended.

  (b)
  If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

    Not applicable.

5.
A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)
Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

    $20.1 million. The item "floating indebtedness" refers to indebtedness with an original maturity of less than one year.

  (b)
  External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

    None. The item "floating indebtedness" refers to indebtedness with an original maturity of less than one year.

6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

    Reference is made to pages 28 to 60 of Exhibit (d) hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

    None.

  (b)
  If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

    Not applicable.

This annual report comprises:

  (a)
  The cover page and pages numbered i to iv consecutively.

  (b)
  The following exhibits:

  (a)
  None

  (b)
  None

  (c)
  None

  (d)
  Description of Hydro-Québec, dated as of May 12, 2006, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2005.

  (e)
  Consent of KPMG LLP and Ernst & Young LLP and Consent of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Canada, on the 12th day of May, 2006.

HYDRO-QUÉBEC
By:	/s/ PAUL ROBILLARD Paul Robillard Corporate Treasurer

EXHIBIT INDEX

Exhibits	Description
(d)	Description of Hydro-Québec, dated as of May 12, 2006, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2005.
(e)	Consent of KPMG LLP and Ernst & Young LLP and Consent of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. and PricewaterhouseCoopers LLP.

Exhibit (d)

      This description of Hydro-Québec is dated as of May 12, 2006 and appears as Exhibit (d) to Hydro-Québec's annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2005.

This document may be delivered to you at any time but you should assume that the information is accurate only as of May 12, 2006. Hydro-Québec's business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for major foreign currencies in which the debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2001	2002	2003	2004	2005	2006(1)
United States Dollar	$1.5484	$1.5704	$1.4015	$1.3015	$1.2116	$1.1519
Euro	1.3868	1.4832	1.5826	1.6169	1.5090	1.3929
Swiss Franc	0.9184	1.0112	1.0418	1.0473	0.9746	0.8912
Pound Sterling	2.2298	2.3582	2.2883	2.3842	2.2067	2.0239
100 Japanese Yen	1.2755	1.2554	1.2088	1.2035	1.1035	0.9854

(1)
Monthly average through the end of April 2006.

Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

SUMMARY

        The information below is qualified in its entirety by the detailed information contained elsewhere in this document.

	Years ended December 31
	2001	2002	2003	2004	2005
	(dollar amounts in millions)
Statistical Information — Electricity
Electricity sales (in TWh)
Québec	152.2	158.6	167.1	165.9	169.2
Outside Québec	42.4	54.2	15.8	14.4	15.3

	194.6	212.8	182.9	180.3	184.5

Revenue from electricity sales
Québec	$7,803	$8,112	$8,578	$8,922	$9,121
Outside Québec	3,082	3,466	1,345	1,084	1,464

	$10,885	$11,578	$9,923	$10,006	$10,585

Rate increase (Québec)	nil	nil	nil	4.45%	1.2%
Customer accounts at end of year (in thousands)	3,557	3,597	3,644	3,701	3,753
Installed capacity at end of period (in MW)(1)	32,654	32,661	33,616	33,892	34,571
Peak power demand in Québec for winter beginning in the preceding December (in MW)	30,080	34,989	36,268	34,956	33,636
Consolidated financial information
Total revenue	$11,251	$11,905	$10,258	$10,399	$10,890
Interest expenses (including capitalized interest)	$2,920	$2,738	$2,596	$2,408	$2,331
Net income(2)(3)	$591	$1,585	$1,938	$2,435	$2,252
Earnings before interest, depreciation, amortization, decommissioning and non-controlling interest(2)	$4,921	$5,864	$5,939	$6,475	$6,357
Capital expenditures	$1,730	$2,240	$2,697	$2,129	$3,443
Interest coverage(4)	1.44	1.61	1.70	1.77	1.95
Total assets(2)	$58,812	$59,247	$57,823	$58,118	$60,432
Long-term and perpetual debt(2)(5)	$37,950	$37,386	$34,842	$32,958	$31,658
Shareholder's equity(2)(6)	$13,473	$14,208	$15,128	$16,220	$17,376
Capitalization ratio(2)(7)(8)	24.8%	26.2%	29.8%	32.8%	34.2%
Permanent employees at end of year (in thousands)(9)	17.7	18.0	18.3	18.8	19.0

(1)
Of total installed and minimum firm capacity available at December 31, 2005, 93% was hydroelectric, 5% was thermal and 2% was nuclear. In addition, we have access to most of the generation of the Churchill Falls power plant and to all the output from 196 windmills at five wind farms.

(2)
In 2002, financial statements for 2001were restated as a result of the retroactive application of a new Canadian accounting standard on foreign currency translation which eliminated the deferral and amortization of foreign exchange gains and losses related to unhedged foreign-denominated monetary items and required that such gains or losses be recognized in the year's income. In 2004, financial statements for the years 2001 to 2003 were restated as a result of the retroactive application of a new Canadian accounting standard on asset retirement obligations which required the recognition and measurement of liabilities for legal obligations associated with the retirement of an asset.

(3)
Net income originally reported for the years 2001 to 2003 was $1,108 million, $1,526 million and $1,931 million, respectively.

(4)
Sum of operating income and net investment income divided by gross interest expense.

(5)
The perpetual debt is translated at the closing foreign exchange rate in effect at the balance sheet date, whereas prior to the 2002 change in accounting standard it was translated at the rate in effect on the date of issue.

(6)
Shareholder's equity originally reported for the years 2001 to 2003 was $14,834 million, $14,215 million and $15,127 million, respectively.

(7)
Shareholder's equity divided by the sum of shareholder's equity, long-term debt, perpetual debt, short-term borrowings and current portion of long-term debt, less swaps and sinking funds.

(8)
The capitalization ratio originally reported for the years 2001 to 2003 was 26.8%, 26.2% and 29.9%, respectively.

(9)
Excludes employees of subsidiaries and joint ventures.

Units of measurement:

GW:	gigawatt, or 1 million kilowatts	GWh:	gigawatthour, or 1 million kilowatthours
MW:	megawatt, or 1 million watts	TWh:	terawatthour, or 1 billion kilowatthours
kWh:	kilowatthour, or 1 thousand watthours	kV:	kilovolt, or 1 thousand volts

MAP OF MAJOR INSTALLATIONS AT DECEMBER 31, 2005

HUDSON BAY
QUÉBEC
JAMES BAY
Generating station rated 300 MW or more
Generating station rated 300 MW or more under construction
735-kV substation
735-kV line
450-kV direct-current (DC) line
Interconnection with neighboring system
Neighboring system facilities
Boundary of territory governed by The James Bay and Northern Québec Agreement to Churchill Falls G.S. (interconnection)
Robert-Bourassa
La Grande-2-A
La Grande-2
La Grande-1
La Grande-3
Chissibi
Radisson
Laforge-2
Brisay
Laforge-1
La Grande-4
Tilly
Lemoyne
Eastmain-1
Albanel
Nemiscau
Chibougamau
Abitibi
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Arnaud
Toulnustouc
Micoua
Manic-3
Péribonka
Outardes-4
Outardes-3
Manic-2
Manicouagan
Bersimis-1
Bersimis-2
Outardes-2
Chamouchouane
Bergeronnes
Saguenay
Chute-Allard
Rapides-des-Cœurs
Trenche
Périgny
La Vérendrye
Mercier
Jacques-Cartier
Laurentides
Lévis
Gentilly-2
Bécancour
Nicolet
Grand-Brûlé
Duvernay
Tracy
Chénier
Carignan
Carillon
Boucherville
Appalaches
Hertel
Montérégie
Des Cantons
Châteauguay
Beauharnois
ST. LAWRENCE RIVER
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
ONTARIO
MAINE
LAKE ONTARIO
VERMONT
NEW YORK
NEW HAMPSHIRE
ATLANTIC OCEAN
UNITED STATES
MASSACHUSETTS
CONNECTICUT
RHODE ISLAND
PENNSYLVANIA
NEW JERSEY
NORTH AMERICA
United States
Canada
Québec
United States
Mexico
QUÉBEC
Montréal region

HYDRO-QUÉBEC

GENERAL

We operate one of the two largest systems in Canada for the generation and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the government of Québec (the "Government").

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada H2Z 1A4.

Our operations are allocated among five business segments:

•
Distribution: Hydro-Québec Distribution develops and operates our distribution system and is responsible for sales and service to Québec customers. It also has responsibility for ensuring the security of the supply of electricity to the Québec market.

•
Transmission: Hydro-Québec TransÉnergie develops and operates our transmission system in Québec and, until February 2006, it managed our transmission system telecommunications facilities.

•
Generation: Hydro-Québec Production operates and develops our generation facilities in Québec. It guarantees the supply of heritage pool electricity to the Québec market (see "Regulatory Framework — Energy Board Act") and it participates in the Québec wholesale market by responding to calls for tenders from Hydro-Québec Distribution. It sells electricity on wholesale markets outside Québec and engages in energy trading activities.

•
Construction: Hydro-Québec Équipement and our wholly-owned subsidiary, Société d'énergie de la Baie James ("SEBJ"), provide engineering services and carry out construction projects, mainly for our Transmission and Generation divisions.

•
Corporate and Other Activities: includes corporate activities related to financial services, human resources, strategic planning and corporate affairs, procurement and telecommunications. It also includes the activities related to computer services, research, development of our technologies, venture capital and Exploration Pétrole et Gaz. In 2005, the operations of TransÉnergie HQ inc., which held our interest in the Cross-Sound Cable Company, LLC and those of Hydro-Québec International inc. ("Hydro-Québec International") in Latin America and Australia, which were previously grouped in the Transmission and Generation segments, were reclassified under Corporate and Other Activities.

DISTRIBUTION

The primary responsibility of Hydro-Québec Distribution is to supply Québec customers with the electricity they need. To fulfill this responsibility, the division purchases up to 165 TWh/year of heritage pool electricity from Hydro-Québec Production, at a regulated average fixed price of 2.79 cents per kWh. Beyond this volume, we must supply our Québec customers by issuing calls for tenders from suppliers in the market (see "Regulatory Framework — Energy Board Act"). Hydro-Québec Distribution oversees the activities of Hydro-Québec ValTech inc. ("Hydro-Québec ValTech"), a subsidiary set up to market technology related to the mission of Hydro-Québec Distribution.

Facilities

Our distribution system is made up of 67,300 miles of medium voltage lines (almost exclusively 25 kV), as well as 37,700 miles of low voltage lines. Approximately 9% of all such lines are underground.

Québec Market

We sell to a wide range of customers, from industrial users, which accounted for 43.5% of sales volume in 2005, to residential customers and farms, which represented 33.7% of sales volume in the same period. Revenues are also derived from sales to commercial and institutional customers as well as municipalities.

Through marketing efforts, we have developed some flexibility in the management of our system. We currently have 1,500 MW of interruptible power and 780 MW of concurrent peak-saving capacity in our residential dual-energy market.

We have seven risk and profit-sharing agreements with some industrial customers for whom electricity costs represent a substantial proportion of total production costs. Most of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum produced by those customers. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions such as futures or swaps (see Note 18 to the Consolidated Financial Statements). In 2005, deliveries under these agreements accounted for approximately 27% of the total energy deliveries to industrial users.

Further to calls for tenders issued since 2002, Hydro-Québec Distribution signed contracts with Hydro-Québec Production for the supply of 600 MW beginning in March 2007 and with six independent producers for the supply of more than 1,500 MW that will be commissioned from July 2006 through December 2012. In 2005, Hydro-Québec Distribution issued three calls for tenders to meet domestic demand for 2005 and part of 2006. Further to these calls for tenders, 61 contracts were signed for the supply in aggregate of 1,550 MW. In 2005, Hydro-Québec Distribution accepted proposals for the purchase of 990 MW of wind-generated electricity and called for tenders for an additional 2,000 MW, with deliveries starting no later than December 2009. We expect that more calls for tenders will be made in the coming years in order to meet growing demand in Québec (see "Regulatory Framework — Energy Board Act").

Rates

Under the applicable provisions of the Energy Board Act, rates are fixed or modified by the Energy Board (see "Regulatory Framework — Energy Board Act"). The Energy Board approved a rate increase of 1.2% in 2005. In February 2006, the Energy Board approved an average rate increase of 5.33% effective April 1, 2006. In our Strategic Plan 2004-2008, we have stated that we will apply for future rate increases that would allow Hydro-Québec Distribution to achieve and maintain the authorized rate of return.

The following table shows rate increases applicable for each year as well as annual inflation rates:

	2001	2002	2003	2004		2005	2006
Rate increase(1)	nil	nil	nil	4.45%	(2)	1.2%	5.33%
Inflation Rate(3)	2.6%	2.2%	2.8%	1.9%		2.2%	2.0%	(4)

(1)
Effective April 1, except in 2004.

(2)
For 2004: 3% effective January 1 and 1.41% effective April 1.

(3)
Canadian Consumer Price Index.

(4)
Estimate.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue in Québec by class of customers for the years 2001 through 2005.

ELECTRICITY SALES AND REVENUE IN QUÉBEC

	2001	2002	2003	2004	2005
	(TWh)
ELECTRICITY SALES
Residential and farm	50.8	53.2	57.2	58.0	57.0
General and institutional	30.4	31.7	32.3	33.2	33.7
Industrial	66.3	68.6	72.6	69.7	73.5
Other	4.7	5.1	5.0	5.0	5.0

TOTAL ELECTRICITY SALES	152.2	158.6	167.1	165.9	169.2

	(millions of dollars)
REVENUE FROM ELECTRICITY SALES
Residential and farm	$3,131	$3,246	$3,504	$3,690	$3,675
General and institutional	1,973	2,058	2,096	2,234	2,295
Industrial	2,482	2,577	2,742	2,751	2,896
Other	217	231	236	247	255

TOTAL REVENUE FROM ELECTRICITY SALES	$7,803	$8,112	$8,578	$8,922	$9,121

NUMBER OF CUSTOMER ACCOUNTS
Residential and farm	3,257,361	3,295,544	3,343,271	3,399,776	3,450,455
General and institutional	280,796	281,696	281,997	282,748	283,616
Industrial	13,215	13,509	13,383	13,117	12,796
Other	5,919	5,793	5,812	5,634	5,643

TOTAL NUMBER OF CUSTOMER ACCOUNTS	3,557,291	3,596,542	3,644,463	3,701,275	3,752,510

TRANSMISSION

In Québec, Hydro-Québec TransÉnergie provides the following services:

•
transmission of electricity to supply local distribution; Hydro-Québec Distribution is the division's largest customer;

•
point-to-point transmission service; as at the end of 2005, Hydro-Québec TransÉnergie had signed transmission service agreements with 27 customers, including Hydro-Québec Production which is the main user of this service; and

•
connections of privately-owned generation facilities to our transmission system; we currently serve 24 private producers.

The following subsidiaries are also part of this segment:

•
TransÉnergie Services Inc. (wholly-owned; consulting in non-regulated transmission system planning and operation in North America). As of January 1, 2006, TransEnergie Services Inc. merged with TransEnergie Technologies Inc.

•
TransÉnergie Technologies Inc. (wholly-owned; marketing of Hydro-Québec TransÉnergie value-added technological products and solutions)

•
Cedars Rapids Transmission Company, Limited (wholly-owned; interconnection between our Les Cèdres plant and the networks of Cornwall Electric, in Ontario, and Niagara Mohawk, in the U.S.)

Transmission System

In Québec, our generation stations are located at substantial distances from consumer centers. As a result, our power transmission system is one of the most extensive and comprehensive in North America, comprising more than 20,000 miles of lines.

This system includes the following facilities as at December 31, 2005.

Voltage	Substations	Lines (miles)(1)
735 kV and 765 kV	38	7,097
450 kV DC	2	757
315 kV	62	3,149
230 kV	50	1,850
161 kV	40	1,165
120 kV	213	4,101
69 kV or less	100	2,103

TOTAL	505	20,222

(1)
Miles covered by the transmission system. Many facilities carry two lines on the same infrastructure.

In May 1997, we opened access to our transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors and producers located outside Québec to buy or sell electricity and to wheel in, wheel out or wheel through Hydro-Québec TransÉnergie's transmission lines at specified rates. The capacity available on the system is posted on the OASIS (Open Access Same-Time Information System) website. So far, due to our cost advantage, relatively little electricity has been wheeled through our transmission system.

Hydro-Québec TransÉnergie's System Control Center in Montréal and regional telecontrol centers are designed to optimize energy resources, supervise power flow and monitor system security. The transmission system is linked with other major power systems in Canada and the Northeastern United States.

The following table shows existing interconnections with neighboring systems outside Québec, excluding the lines to Churchill Falls as at December 31, 2005.

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

	Maximum Carrying Capacity (MW)		Hydro-Québec's Current Reception Capacity (MW)	Voltage (kV)
CANADA
Ontario	1,295	(1)	720	120 and 230
New Brunswick	1,200		785	230, 315 and 345
UNITED STATES
New York	2,125	(1)	1,000	120 and 765
New England	2,305		1,870	120 and 450

(1)
Ontario and New York State are partially served by the same installations, limiting the simultaneous export capacity to these two systems to 3,100 MW.

GENERATION

Hydro-Québec Production supplies electricity to the Québec market and is an active player in energy markets in the northeastern part of North America. We sell surplus electricity generated in Québec, purchase electricity for resale and perform energy trading operations.

The following subsidiaries, affiliates and interests are also part of this segment:

•
Bucksport Energy LLC (69.44% interest; cogeneration plant in Maine)

•
Churchill Falls (Labrador) Corporation Limited ("CF(L)Co") (34.2% interest; generation activities)

•
Gestion Production HQ inc. (wholly-owned; investment in local generation businesses and consulting)

•
H.Q. Energy Marketing Inc. ("HQEM") (wholly-owned; energy trading activities and investment in energy trading companies in other Canadian provinces and the U.S.)

•
H.Q. Energy Services (U.S.) Inc. ("HQUS") (wholly-owned; power marketer in the U.S.)

Generation Operations

Facilities

In Québec, our electric generation system comprises 84 power stations currently in service, of which 54 are hydroelectric, 28 are thermal, one is nuclear and one is a wind farm, with a total installed capacity of 34,571 MW as of December 31, 2005.

The following table lists the generation facilities in service as of such date.

GENERATION FACILITIES IN SERVICE IN QUÉBEC(1)

Hydroelectric
Name of Facility	Years Commissioned(2)	Capacity (MW)
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,418
La Grande-2A	1991-1992	2,106
Beauharnois	1932 and 1961	1,667
Manic-5	1970-1971	1,528
La Grande-1	1994-1995	1,436
Manic-3	1975-1976	1,244
Bersimis-1	1956-1959	1,125
Manic-5-PA	1989-1990	1,064
Manic-2	1965-1967	1,024
Others (43 facilities - less than 1,000 MW)(3)	1910-2005	10,292

Total		32,299

Thermal
Name of Facility	Years Commissioned(2)	Capacity (MW)
Tracy (oil)	1964-1968	600
Bécancour, La Citière and Cadillac (gas-turbine)	1976-1993	870
Others (24 diesel plants)(3)	1946-2001	125

Total		1,595

Nuclear
Name of Facility	Year Commissioned(2)	Capacity (MW)
Gentilly-2(4)	1983	675

Wind Farm
Name of Facility	Year Commissioned(2)	Capacity (MW)
Saint-Ulric	2001	2

(1)
Installed capacity shown for the generation stations reflects the capacity of alternators operating in winter conditions at a water temperature of 41°F.

(2)
Indicates years when facilities began commercial operation.

(3)
Some facilities are owned by Hydro-Québec Distribution.

(4)
The Gentilly-2 plant has a Canada-Deuterium-Uranium heavy water moderated reactor, using heavy water as a moderator and coolant, and uranium dioxide as fuel.

Power Purchases

We purchase power and energy from the Churchill Falls generation station in Labrador through agreements with CF(L)Co and Newfoundland and Labrador Hydro ("N&LH"). Pursuant to the terms of the power contract with CF(L)Co, we have agreed to purchase substantially all the energy from the Churchill Falls generation station, which has a rated capacity of 5,428 MW. Under the initial power contract, we have agreed to purchase annually, through the year 2041, 4,083 MW of power. In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In February 2001, we agreed to purchase approximately 1.5 TWh annually from N&LH until March 2004. In 2004, this contract was renewed for the purchase of approximately 1.4 TWh annually for a five-year period. In 2005, purchases under the CF(L)Co and N&LH agreements amounted to 30.1 TWh at a cost of $154 million as compared to 29.7 TWh at a cost of $146 million in 2004.

We have a capacity agreement with New Brunswick Power Generation Corporation (formerly known as New Brunswick Power Corporation) for the purchase of 200 MW until October 31, 2011. We also have an agreement with Alcan for the purchase of 365 MW of peak power and 375 MW of additional peak power until June 30, 2023.

In addition, we purchase power under 84 long-term contracts with independent producers located in Québec. During 2005, 4.1 TWh were purchased under these contracts, at a total cost of $246 million. We expect to purchase approximately 5.3 TWh annually over the initial term of these contracts which extend through 2033; the majority of these contracts include renewal clauses.

We also purchase power in connection with our trading operations (see "Wholesale and Trading Operations").

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see "Wholesale and Trading Operations"). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2001 through 2005.

	Peak Power Demand(1)	Installed Capacity(2)(3)	Total Average Load(4)
	(MW)
2001	30,080	32,654	21,307
2002	34,989	32,661	22,022
2003	36,268	33,616	22,237
2004	34,956	33,892	21,975
2005	33,636	34,571	22,851

(1)
Total power demand at the annual domestic peak for the winter beginning in the preceding December, including interruptible power. The 2005-2006 winter peak occurred at 6:00 p.m. on February 27, 2006.

(2)
In addition to the installed capacity of our own generation stations, we have access to most of the generation of the Churchill Falls power plant (4,765 MW) and to all of the output from 196 windmills at five wind farms with a total installed capacity of 210 MW.

(3)
Installed capacity shown for the generation stations reflects the capacity of alternators operating in winter conditions at a water temperature of 41°F.

(4)
Annual energy demand, including sales outside Québec, divided by the number of hours in the year.

Investment outside Québec

We hold an indirect interest in Bucksport Energy LLC, a thermal energy plant located in Maine, U.S. The plant, which started its commercial operations in January 2001, produces approximately 1.3 TWh of electricity per year. HQUS supplies the plant with natural gas and receives most of the electricity under fifteen-year contracts through January 2016.

Wholesale and Trading Operations

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec Distribution, nine distributors operating municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government's authorization, purchase electricity from suppliers other than Hydro-Québec Distribution, and independent generators in Québec can sell their electricity on the wholesale market using Hydro-Québec TransÉnergie's transmission facilities.

Under a call for tenders issued by Hydro-Québec Distribution in 2002, Hydro-Québec Production signed an agreement with Hydro-Québec Distribution for the supply of an additional 600 MW over a 20-year period starting in March 2007.

Markets Outside Québec

Currently, our main markets outside Québec consist of neighboring networks located in Canada and the Northeastern United States.

In 2005, electricity sales outside Québec accounted for 8.3% of our total electricity sales, up from 8.0% in 2004 (see Management's Financial Discussion — Financial Results of the Generation Business Segment). Additional sales commitments were met using electricity purchases and our surplus Québec generation capacity.

Our energy-trading subsidiary, HQUS, is a member of New York ISO, RTO NE (New England) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). ISO's or Independent Systems Operators and RTO's or Regional Transmission Organizations enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM, our wholly-owned energy-trading subsidiary operating in Canada, trades in the Ontario and New Brunswick wholesale markets. HQEM is a member of IESO (the Ontario ISO).

We have two long-term export contracts for the sale of energy or power. The following table summarizes our principal energy export agreements.

PRINCIPAL ENERGY EXPORT AGREEMENTS

	Start of Deliveries	Expiry Date	Power (MW)		Maximum Annual Deliveries (TWh)
Long-term sales — power and energy (not interruptible)
Cornwall Electric — Canada	2000	2019	45		0.2
Vermont Joint Owners ("VJO")	1990	2020	335	(1)	2.2

(1)
By separate agreement with a VJO Member, 25 MW (0.2 TWh) are being repurchased annually until April 30, 2012.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec by category for the years 2001 through 2005.

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	2001	2002	2003	2004	2005
	(TWh)
ELECTRICITY SALES
Canada-United States (long-term sales)	3.7	2.2	2.1	1.9	2.0
Canada-United States (short-term sales)	38.7	52.0	13.7	12.5	13.3

TOTAL ELECTRICITY SALES	42.4	54.2	15.8	14.4	15.3

	(millions of dollars)
REVENUE FROM ELECTRICITY SALES
Canada-United States (long-term sales)	$288	$233	$207	$179	$174
Canada-United States (short-term sales)	2,794	3,233	1,138	905	1,290

TOTAL REVENUE FROM ELECTRICITY SALES	$3,082	$3,466	$1,345	$1,084	$1,464

CONSTRUCTION

Hydro-Québec Équipement offers consulting services in engineering, environment and project management and acts as general contractor for our other divisions, mainly Hydro-Québec Production and Hydro-Québec TransÉnergie. SEBJ is primarily engaged in developing projects for us in the territory governed by the James Bay and Northern Québec Agreement.

CORPORATE AND OTHER ACTIVITIES

This segment encompasses our Technology group, which was created in February 2006, and corporate services such as the procurement of goods and services, finance and human resources. The following are under the supervision of the Technology group:

•
Hydro-Québec CapiTech inc. ("HQ CapiTech") (wholly-owned; a venture capital company investing in businesses that provide energy-related high-technology products and services)

•
Hydro-Québec IndusTech inc. (wholly-owned; it holds a 50% interest in AVESTOR, Limited Partnership, a joint venture with Kerr-McGee Chemical LLC, ("AVESTOR") formed in 2001 to pursue the development of rechargeable lithium-metal-polymer battery technology)

•
IREQ (our energy-technology research and development division)

•
HQ Énergie inc. (wholly-owned; under the management of Hydro-Québec Pétrole et Gaz)

Also, in 2005, we announced our intention to withdraw progressively from international activities and regrouped the following companies under the Corporate and Other Activities segment:

•
TransÉnergie HQ Inc. ("TEHQ") (wholly-owned; participation in transmission companies and transmission project development and management)

•
TransÉnergie U.S., Ltd ("TEUS") (wholly-owned; acquisition, development and management of strategic assets in electric power transmission in the U.S.)

•
Cross-Sound Cable Company LLC ("Cross Sound") (75% interest; underwater transmission line between Connecticut and Long Island, New York)

•
HQI Transelec Chile S.A. ("Transelec") (100% of Series A common shares. In 2003, International Finance Corporation, a member of the World Bank, invested US$60 million in the form of Series B preferred shares which are convertible into Series A common shares; the largest electricity transmission provider in Chile)

•
Consorcio TransMantaro S.A. ("Consorcio TransMantaro") (56.66% interest; transmission line in Peru)

•
Murraylink Transmission General Partnership ("Murraylink") (50.5% interest; underground transmission line in Australia)

•
Directlink (33.33% interest in unincorporated joint venture; underground transmission line in Australia)

•
Empresa de Generación Eléctrica Fortuna S.A. (16.3% interest; hydroelectric plant in Panama)

•
Hidroeléctrica Río Lajas S.A. ("Rio Lajas") (50% interest; hydroelectric plant in Costa Rica)

Since the beginning of 2006, we have concluded the following transactions: in January, we sold our participation in Rio Lajas for US$4 million; in February, our subsidiaries TEHQ and TEUS sold their interests in Cross Sound for US$160 million and, in March, we sold our participation in Murraylink for A$72 million.

CORPORATE OUTLOOK

Development Strategy

In October 2003, we presented our five-year Strategic Plan (the "Business Plan") for the 2004-2008 period. The Business Plan sets forth three major goals, namely, to maintain the quality of customer service, to create value for our shareholder and Québec society and to increase our electricity generating capacity in Québec. More specifically, we plan to concentrate on improving our overall performance in five key areas:

•
quality of customer service so as to maintain a satisfactory price-quality ratio

•
employee motivation and expertise

•
creation of value for our shareholder by continuing to develop our generation facilities and electricity sales in wholesale markets and for Québec society by assisting in sustaining economic development through our operating activities, investments, purchases from independent producers and the operations of our technology subsidiaries

•
sustainable development by increasing our hydroelectric generation capacity to generate safe, clean and renewable energy, by continuing to play a leadership role in energy efficiency and developing technologies that limit greenhouse gas emissions

•
organizational efficiency by separating corporate support activities from those specific to each of our core areas: generation, transmission and distribution. To improve our performance, we will freeze our operating expenses at their budgeted 2003 level until 2006.

The Business Plan requires Hydro-Québec Distribution to ensure adequate supply to meet the energy requirements of our Québec market. Our distributor's main supply is at an average fixed price of 2.79 cents per kWh for 165 TWh (see "Regulatory Framework — Energy Board Act"). Additional power will continue to be obtained through calls for tenders.

The Business Plan assumes that Québec sales will grow by 11 TWh between 2003 and 2008. Close to 8 TWh of these new sales are expected to be to large-power customers, primarily as a result of growing industrial output, including high-performance electrotechnologies. From 2003 to 2005, electricity sales actually increased by 2.1 TWh. Overall, our objective is to improve our financial results by applying strict cost control and by increasing productivity. In order to promote sustainable development, we have an objective for total energy savings over the 2005-2010 period of 4.1 TWh.

We expect to meet growing demand by increasing our annual generation capacity in Québec by 10 TWh, between 2003 and 2008:

•
with the addition of new generating facilities or the refurbishing of some existing facilities;

•
with the operation at full capacity of generating facilities commissioned in 2003; and

•
with the earlier commissioning of facilities currently under construction or awaiting authorization.

The Business Plan restates the three conditions for undertaking new projects: they must be profitable under market conditions, environmentally acceptable and well received by local communities. Between 2004 and 2008, we expect to invest approximately $2.4 billion to refurbish existing facilities and increase productivity. Our generation division is also expected to improve profitability through optimization of its activities in wholesale markets.

Hydro-Québec TransÉnergie, our transmission division, manages its transmission network to maintain the reliability of the system.

As stated in the Business Plan, our objective for 2004-2008 is to increase annual net income progressively to $2.15 billion, stabilize our return on equity at 11% annually and make total dividend payments of approximately $5 billion.

In May 2006, the Government announced its new energy strategy. The announcement calls, among other things, for new hydroelectric projects totalling 4,500 MW in the next five years and investments of $25 billion over the next ten years. We expect to submit our 2006-2010 Strategic Plan, prepared in light of the Government's announcement, in the second quarter of 2006.

Generations Fund

In its 2006-2007 Budget Speech, the Minister of Finance announced the creation of the Generations Fund to be used exclusively to pay down Québec's debt. Hydro-Québec will contribute by paying:

•
hydraulic charges that Hydro-Québec Production will pay beginning in January 2007; and

•
a portion of the profits that Hydro-Québec will earn on foreign sales of electricity produced from new generating capacity (under study).

Hydro-Québec Production will pay the same charges as those currently paid by private producers of hydro-electricity, i.e. the statutory and contractual charges stipulated by the Watercourses Act (Québec). These charges, indexed annually to the Consumer Price Index, consist of:

•
a statutory charge of $2.66 per thousand kilowatt-hours of electricity produced; and

•
a contractual charge of $0.62 per thousand of kilowatt-hours of electricity produced.

According to the 2006-2007 Budget Speech, payments of these charges will be phased in over two years beginning January 1, 2007 and are expected to amount to $265 million for 2007 (which corresponds to half the legal rate) and $545 million for 2008 (which corresponds to the full legal rate). Hydro-Québec expects to absorb the cost of these charges mainly through increased export earnings.

Capital Investment Program

Our capital investment program includes capital expenditures for fixed and intangible assets and other investments, including energy efficiency programs and investments in, and advances to, affiliates. The following table is a summary of our capital investment program for the years 2001 through 2005. The table also includes estimates for 2006 and the two-year period 2007 and 2008; these estimates are based on, among other things, a projected growth in demand for electricity in Québec of 1.5% yearly for the next three years.

CAPITAL INVESTMENT PROGRAM

							Estimated
	2001	2002	2003	2004		2005	2006		2007 and 2008
	(millions of dollars)
Fixed and intangible assets
Distribution	$475	$540	$540	$601		$645	$725		$1,346
Transmission(1)(5)	462	459	610	541		722	991		1,792
Generation	660	1,018	1,428	1,820		1,780	1,813		3,792
Construction	1	9	4	12		6	7		14
Corporate and Other Activities(5)	142	213	158	98		129	216		408

	1,740	2,239	2,740	3,072		3,282	3,752		7,352
Other(2)	(10)	1	(43)	(943)	(3)	161	49	(4)	345

Total investments	$1,730	$2,240	$2,697	$2,129		$3,443	$3,801		$7,697

(1)
Includes sub-transmission.

(2)
Includes advances to, and participations in, affiliates and energy efficiency programs. These programs are estimated at $170 million for 2006 and a total of $340 million for 2007 and 2008.

(3)
Includes proceeds from the sale of our interests in Noverco and our investments in Asia.

(4)
Excludes cash flows from discontinued operations and estimated proceeds from anticipated sales of the majority of our international investments, but includes proceeds from the sales finalized in the first quarter of 2006.

(5)
Following the transfer, in February 2006, of the responsability of our transmission system telecommunications' facilities from Transmission to Corporate and Other Activities, the 2001 to 2005 amounts have been restated.

In 2005, capital investments were $3.4 billion. As at December 31, we had various projects under construction for an additional total installed capacity of 1,054 MW and to increase annual output by 6.1 TWh. The Toulnustouc central power station was completed in 2005 and was commissioned during the summer, five months ahead of schedule. The facility has an installed capacity of 526 MW and annual output of 2.7 TWh. This $1 billion facility will contribute to optimizing the Manicouagan complex.

We are completing the construction of the Eastmain-1 (480 MW, 2.7 TWh annually, estimated cost of $2.2 billion) and Péribonka (385 MW, 2.2 TWh annually, estimated cost of $1.4 billion) hydroelectric projects; these facilities are expected to be commissioned progressively from 2006 to 2008. Located on the Gatineau River, the Mercier generation station (51 MW, 0.3 TWh annually, estimated cost of $140 million), is scheduled to be commissioned in 2006.

We have started the construction of the Chute-Allard and Rapides-des-Coeurs hydroelectric projects on the Saint-Maurice River. The facilities will have a combined installed capacity of 138 MW for an annual output of 0.9 TWh and represent a total investment of approximately $700 million. They are scheduled to be commissioned in 2007 and 2008.

The environmental impact assessment for the Eastmain-1-A / Rupert diversion / La Sarcelle powerhouse project was filed with the Provincial Administrator of the 1975 James Bay and Northern Québec Agreement and with the Federal Review Panel in December 2004. In 2005, additional information was requested and has been provided. The notice of compliance was issued in January 2006 and public hearings started in March 2006. The project will have a combined installed capacity of 888 MW and produce 8.5 TWh annually, at a combined estimated cost of approximately $4 billion if the construction begins as planned in late 2006. The diversion and production facilities are expected to be commissioned progressively from 2009 to 2012.

Draft-design studies for a 1,500 MW hydroelectric complex on the Romaine River are scheduled to be completed in 2006. We expect to invest approximately $22 million in 2006 and a total of $49 million in 2007 and 2008 in relation to this project.

The total estimated cash requirements for 2006 are approximately $6.5 billion, and include approximately $3.8 billion in capital investments, approximately $1.6 billion for long-term debt repayment and sinking fund redemption and approximately $1.1 billion for the payment of dividends. Our self-financing ratio (defined as cash from operations less dividends paid, divided by the sum of investments, long-term debt maturities and sinking fund redemption) is expected to be 79.0% in 2006, compared to 56.9% in 2005.

We estimate that cash requirements for capital investments, long-term debt repayment and sinking fund redemption will amount to approximately $9.8 billion in aggregate for 2007 and 2008.

Allocation of capital expenditures for our Distribution, Transmission and Generation business segments

The following tables summarize the allocation of estimated capital expenditures for 2006 and for the period of 2007 and 2008 among our three major business segments.

DISTRIBUTION BUSINESS SEGMENT

	Estimated Capital Expenditures
	2006		2007 and 2008
	(millions of dollars)
DISTRIBUTION SYSTEM(1)
System maintenance	$154		$391
System improvements and demand growth	367		738
OTHER	204	(2)	217	(3)

	$725		$1,346

(1)
Includes investments in distribution facilities and investments in generation and transmission facilities of our off-grid systems.

(2)
Includes 81.6% in equipment, 10.0% in buildings and 8.4% in telecommunications and technology.

(3)
Includes 64.9% in equipment, 20.4% in buildings and 14.7% in telecommunications and technology.

TRANSMISSION BUSINESS SEGMENT

		Estimated Capital Expenditures
	Planned Date of Operation
		2006		2007 and 2008
		(millions of dollars)
TRANSMISSION FACILITIES(1)
Equipment improvement(2)	Continuous program	$600		$1,400
System improvement program
Eastmain-1	2006	48		—
Rapides-des-Coeurs and Chute-Allard integration	2007	40		60
Péribonka integration	2007-2008	71		88
Wind Power interconnection	2006-2012	37		161
De-icing equipment at Levis substation	2006-2007	124		22
OTHER		71	(3)	61	(4)

		$991		$1,792

(1)
Includes sub-transmission facilities.

(2)
Includes system maintenance and demand growth.

(3)
Includes 63.2% in equipment, 7.1% in buildings and 29.7% in technology.

(4)
Includes 56.3% in equipment, 15.1% in buildings and 28.6% in technology.

GENERATION BUSINESS SEGMENT

			Estimated Capital Expenditures
	Available Power	Planned Date of Operation
			2006		2007 and 2008
	(MW)		(millions of dollars)
MAIN REHABILITATION PROJECTS
Improvement and rebuilding of facilities	—	Continuous program	$502		$1,233
ONGOING GENERATION STATION AND PARTIAL DIVERSION PROJECTS
Mercier	51	2006	15		8
Eastmain-1	480	2006-2007	317		99
Chute-Allard and Rapides-des-coeurs	138	2007-2008	213		339
Péribonka	385	2008	373		426
GENERATION STATION AND PARTIAL DIVERSION PROJECTS UNDER STUDY
Eastmain-1-A / Rupert diversion / La Sarcelle powerhouse	888	2009-2012	259		1,525	(1)
Complexe La Romaine	1,500	—	22		49
Other projects	—	—	60		17
OTHER	—	—	52	(2)	96	(3)

			$1,813		$3,792

(1)
Refers to the project draft design.

(2)
Includes 79.7% in equipment and 20.3% in buildings.

(3)
Includes 75.3% in equipment and 24.7% in buildings.

Regulatory Framework

Hydro-Québec Act

Under the Hydro-Québec Act, our objectives are to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. The Hydro-Québec Act provides that we shall estimate the energy needs of Québec and the means of meeting them within the scope of the Government's energy policies.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see Note 20 to the Consolidated Financial Statements).

Energy Board Act

In December 1996, the National Assembly of Québec adopted the Act respecting the Régie de l'énergie (the "Energy Board Act"). The Energy Board Act established the Energy Board which has jurisdiction over certain aspects of our activities and those of natural gas distributors in Québec.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

The Energy Board has the authority to:

•
fix, or modify, after holding public hearings, our rates and conditions for the transmission and distribution of electric power;

•
approve our electric power supply plan;

•
approve operating standards, including standards of reliability for our transmission system;

•
authorize our transmission and distribution investment projects;

•
approve our distribution commercial programs; and

•
rule upon complaints from customers concerning rates or service.

Generation.    The Energy Board's jurisdiction does not extend to generation but we are required to supply heritage pool electricity. Heritage pool electricity corresponds to the net annual consumption of Québec markets, up to 165 TWh per year, for which the average cost is set at 2.79 cents per kWh.

Energy generated in excess of the heritage pool electricity may be sold on the market at market based rates. Purchase and sales transactions outside Québec are unregulated under the Energy Board Act.

Transmission.    Transmission rates and service terms and conditions are subject to approval by the Energy Board. In June 2005, Hydro-Québec TransÉnergie filed with the Energy Board Phase 2 of its application to modify its rates and service terms and conditions. On April 18, 2006, the Energy Board approved an annual rate of $72.90/kw/year for firm point-to-point service and an hourly rate of $8.33/MWh, applicable retroactively as of January 1, 2005, and set the amount payable for transmission of the local load supply at $2,482,974,000 per year. The Energy Board also approved, with some modifications, the cost allocation methodology of Hydro-Québec TransÉnergie and the proposed terms and conditions for its Open Access Transmission Tariff.

Distribution.    Electricity required to meet Québec's needs in excess of the heritage pool electricity must be purchased through a competitive bidding process. We were granted approval by the Energy Board for our supply plan, as well as for the Call for Tenders and Contract Awarding Procedure and the Code of Ethics on Conducting Calls for Tenders. Purchase contracts for electricity in excess of the heritage pool are subject to the approval of the Energy Board.

In July 2005, following an application for review, the Energy Board authorized Hydro-Québec Distribution to record in a cost variance account, starting in 2005, any change in the cost of supply in excess of the heritage pool, as a result of volume or price variations, for future inclusion in its cost of service. In September 2005, Hydro-Québec Distribution filed with the Energy Board an application to modify its rates and certain conditions regarding the distribution of electricity in Québec for the rate year beginning April 1, 2006. On February 28, 2006, the Energy Board authorized Hydro-Québec Distribution to recover its additional revenue requirements for the rate year 2006 by increasing its rates by an average of 5.33% as of April 1, 2006.

National Energy Board Act

Our exports of electric power are subject to the National Energy Board Act which provides that a permit or license must be obtained from the National Energy Board of Canada (the "National Board") for such exports. We hold the following four permits:

•
two permits expiring on December 31, 2010 and authorizing us to export annually, for a continuous period of no more than five years for any single contract, up to 30 TWh of interruptible energy and up to 20 TWh of firm energy to the United States;

•
two permits granted to our subsidiary, HQEM, expiring on April 7, 2009. They allow HQEM, as a power marketer outside Québec, to export annually to the United States up to 30 TWh of firm and interruptible energy from interconnections located in other provinces, under contracts with a term of five years or less.

Each of these permits allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the National Board.

On March 5, 2005, HQEM's permit to export natural gas to the United States was renewed for a two-year period.

The National Board also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Certificates of Public Convenience and Necessity issued by the National Board and applicable federal regulations.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and, to some extent, municipal by-laws.

Before beginning new construction, our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval by government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

We have formal policies, procedures and guidelines regarding environmental matters. Since the early 1970's, we have responded to environmental concerns in the planning, design and construction of new facilities. For example, we conduct studies and research on mercury levels in reservoirs, the biological effects of electric and magnetic fields of our transmission lines, biodiversity under our transmission lines and greenhouse gas emissions of our hydroelectric generation stations with reservoirs. We publish an annual sustainability report which describes our progress in relation to the environment, society and the Québec economy.

Moreover, all the divisions and units that may have a significant impact on the environment (e.g. distribution, transmission, generation, procurement and construction) have implemented environmental management systems and obtained ISO 14001 certifications. ISO 14001 is the environmental management standard of the International Organization for Standardization.

Litigation

Innu Nations

On December 30, 2003, representatives of the Innus of Takuikan Uashat Mak Mani-Utenam instituted an action against the Attorney-General of Canada, the Attorney-General of Québec and us seeking a judicial recognition of their aboriginal rights and of their unextinguished Indian title over certain areas of land in Québec. Plaintiffs who claim not to be parties to the 1975 James Bay and Northern Québec Agreement (the "Agreement") allege that the Agreement and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon the plaintiffs. The plaintiffs seek various orders, including rendering of accounts and revenue sharing for the unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands, and awarding damages from Canada, Québec and us, jointly and severally, in an amount of up to $1.5 billion (subject to further increase by the plaintiffs). In June 2005, as requested by the parties, the Québec Superior Court suspended the legal action for five years. Negotiations are ongoing between the governments and the Innus.

Ice Storm

In January 1998, Québec experienced a severe ice storm and our transmission and distribution systems were heavily damaged. At the end of January 1998, the Government and we were served with a motion seeking authorization to institute a class action against us, as joint and several defendants, on behalf of individuals having suffered damages (the aggregate amount of which has not been ascertained) as a result of power failures caused by the ice storm which left close to 1.4 million customers without electricity for varying periods of time. On April 27, 2006, the Québec Superior Court authorized the withdrawal of the motion seeking authorization to institute a class action, bringing this matter to conclusion.

Employees

We had 19,009 permanent employees as at December 31, 2005, and an average of 3,577 temporary employees during the year 2005. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 85.2% of Hydro-Québec's workforce.

Unionized employees are covered by eight collective agreements. In March 2003, we reached an agreement with six unions representing most of our unionized employees for a five-year collective agreement effective January 1, 2004. These collective agreements provide for a profit-sharing plan tied to the attainment of Hydro-Québec's objectives. Unionized employees have been granted an annual salary increase of 2% for the years 2004 to 2006 and salaries will be subject to negotiation for the years 2007 to 2008.

In September 2005, we reached an agreement with the union representing 300 IREQ employees for a five-year collective agreement effective January 1, 2004, providing for the same monetary arrangements as those agreed with the previously-mentioned unionized employees.

The collective agreement with approximately 3,000 specialists expired in December 2004. Negotiations for its renewal are still ongoing.

MANAGEMENT'S FINANCIAL DISCUSSION

Financial Objectives

Our business objectives are to promote continuously improved customer service, sustainable growth and profitability. Our ability to meet these objectives and our financial position are dependent upon certain key economic variables, including:

•
the rate of economic growth in Québec and, consequently, the growth rate of electricity sales in Québec;

•
the average interest rate on our borrowings;

•
exchange rates between the Canadian dollar and other currencies; and

•
the world price of crude oil and other commodities, upon which electricity prices, under certain sales or purchase contracts, are pegged.

We have been seeking to alleviate the impact of some of these variables by pursuing the following objectives and strategies in managing our debt and financial risk:

•
Debt management
—	to maintain our presence and impact in capital markets	•	by staggering debt maturities in order to stabilize the level of our annual financing program;
		•	by focusing on strategic capital markets, in particular the Canadian bond market; and
		•	by planning bond issuance to establish liquid benchmarks.
—	to diversify our funding sources while minimizing foreign exchange risk	• •	by maintaining access to foreign capital markets, particularly the U.S. dollar and Euro markets; by using swaps to hedge foreign financing in currencies other than U.S. dollar; and
		•	by securing financing in the lowest cost market.
—	to manage our debt effectively	•	by maintaining the percentage of floating-rate debt at approximately 20%; and
		•	by redeeming debt prior to maturity whenever possible, if such operations allow us to reduce the cost of our debt.
•
Financial risk management
—	to limit the impact of adverse changes in interest rates, foreign exchange rates and aluminum prices on our financial results	•	by actively managing market and credit risk based on criteria for risk tolerance as determined annually.

Consolidated Financial Results for the year ended December 31, 2005

In 2005, our revenue from continuing operations increased to $10.9 billion, from $10.4 billion in 2004, which represents an increase of $491 million or 4.7%. The increase in revenue results mainly from increased electricity sales in Québec and outside Québec. Net income for the year was $2.3 billion, down $183 million from the 2004 net income which included a gain of $265 million on the sale of our interest in Noverco and the $38 million operating income recorded by Noverco in the first half of 2004.

Self-financing (defined as cash from operations less dividends paid, divided by the sum of investments (excluding net change in short-term investments), maturity of long-term debt and sinking fund redemption) was 56.9% in 2005, as compared to 75.3% in 2004. The higher ratio in 2004 resulted from proceeds derived from the disposal of our interests in Noverco and the sale of our investments in Asia.

Expenditure

In 2005, expenditure increased by $261 million, or 4.2%, to $6,421 million, largely due to higher operating expenses and higher depreciation and amortization expenses.

Operating Expenses.    In 2005, operating expenses were higher by $78 million, or 3.5%, as compared to the previous year. Excluding the $144 million increase in pension expense, operating expenses would have been lower than in 2004.

Electricity and Fuel Purchased.    Purchases of electricity and fuel increased from $1,465 million in 2004 to $1,485 million in 2005. For the first time, total demand in Québec exceeded the heritage pool and Hydro-Québec Distribution had to procure 2.9 TWh of additional supply on the open market at a gross cost of approximately $229 million.

Depreciation and Amortization.    These expenses increased from $1,870 million in 2004 to $2,040 million in 2005. This increase results from the commissioning of new facilities, including the Toulnustouc generation facility, the application of the sinking fund method and the $115 million write-off of the Grande-Baleine draft-design study which was partially compensated by a reduction in depreciation expense due to the depreciation period for certain assets ending during the year.

Taxes.    Tax expense decreased by $7 million, or 1.1%, to $602 million.

Financial Expenses

In 2005, financial expenses increased by $103 million, from $2,111 million to $2,214 million; during the year, financial expenses were partially offset by a foreign exchange gain of $1 million, compared with a foreign exchange gain of $218 million in 2004. However, our interest expense in 2005 was lower than in 2004 by $107 million.

Segment Information

Our power distribution and transmission activities in Québec are regulated. Consequently, our financial results reflect the following regulated revenues and charges:

•
transmission rates approved by the Energy Board;

•
electricity rates for Québec customers set in 1998, frozen until December 31, 2003 and thereafter subject to approval by the Energy Board; and

•
an average fixed price of 2.79 cents per kWh to be charged by Hydro-Québec Production to Hydro-Québec Distribution for heritage pool electricity (up to 165 TWh per year), regardless of whether the electricity is generated or purchased.

All intersegment revenue and expenses not related to electricity are valued at full cost. Revenue, operating expenses and purchases of electricity and fuel are earned or incurred directly by the respective segments.

Depreciation and amortization expenses related to fixed or other assets are allocated to the respective segments. Taxes and financial expenses are managed by corporate units but allocated to the operating segments. Taxes are generally allocated according to the net assets managed by the segments. Financial expenses are allocated based on the financing rates applied to the net assets of each segment. Finally, expenses related to corporate activities, or corporate expenses, are generally allocated to the segments based on their operating expenses.

Discontinued Operations

In 2005, the sale of the assets of HydroSolution, Limited Partnership ("HydroSolution") resulted in a gain of $48 million. Also, we have decided to sell most of our investments outside Québec and, consequently, we presented the operating results of those businesses under discontinued operations. Results for 2005 reflect the impact of the repatriation of funds from a foreign subsidiary and the recording of a write-off of a portion of our investment in one of our holdings. Consolidated net income from discontinued operations for 2005 was $3 million.

The following table shows segmented results for the year 2005 and changes from the previous year.

SEGMENT RESULTS FOR 2005

	Distribution	Transmission	Generation	Construction		Corporate and Other Activities(1)	Intersegment eliminations	Consolidated
	(millions of dollars)
Revenue
External Customers	9,181	28	1,708	6		16	(49)	10,890
Change 2004 -2005	194	10	415	(3)		(77)	(48)	491
Intersegment Revenue	55	2,550	4,532	2,053		921	(10,111)	_
Change 2004 -2005	_	21	(75)	93		31	(70)	_

Total revenue	9,236	2,578	6,240	2,059	(2)	937	(10,160)	10,890

Change 2004-2005	194	31	340	90		(46)	(118)	491
Income (loss) from continuing operations	172	369	1,873	5		(162)	(8)	2,249
Change 2004- 2005	(103)	(40)	212	1		9	45	124
Discontinued operations	58	—	—	—		(55)	—	3

Net income (loss)(2)	230	369	1,873	5		(217)	(8)	2,252

Change 2004 -2005	(57)	(40)	212	1		(344)	45	(183)

(1)
Includes the results of Hydro-Québec Technologie et développement industriel, Hydro-Québec Pétrole et Gaz and the activities of Hydro-Québec International.

(2)
Intersegment revenue generated by the Construction segment includes an amount of $2,053 million ($1,960 million in 2004) that corresponds to capital expenditures for its client segments.

Financial Results of the Distribution Business Segment

In 2005, the segment's total revenue increased by $194 million to $9,236 million. This segment recorded a net income of $230 million as compared to net income of $287 million in 2004. The increase in revenue from electricity sales, as a result of growth in demand and rate increases, and a $48 million gain on the sale of HydroSolution were insufficient to fully offset the increase in cost of supply, pension expense, depreciation and amortization expense, and financial expenses.

Electricity Sales in Québec

In 2005, increased baseload demand, including additional consumption of 4.0 TWh in the Industrial category and as a result of new residential construction, was partly offset by a reduction in sales primarily in the Residential and farm category as a result of milder temperatures in the first and fourth quarters. Overall, electricity sales increased by approximately 3.3 TWh, or 2.0%, to 169.2 TWh and revenue increased by $189 million, or 2.1%, to $9,111 million.

The following table shows the variation in sales and revenue by category of customers between 2004 and 2005.

ELECTRICITY SALES IN QUÉBEC, BY CATEGORY

	Sales			Revenue
	2005	Change 2004-2005		2005	Change 2004-2005
	(TWh)	(TWh)	(%)	($M)	($M)	(%)
Residential and farm	57.0	(1.0)	(1.7)	$3,675	$(15)	(0.4)
General and institutional	33.7	0.5	1.5	2,295	61	2.7
Industrial	73.5	3.8	5.5	2,896	145	5.3
Other	5.0	—	—	245	(2)	(0.8)

Total	169.2	3.3	2.0	$9,111	$189	2.1

Residential and Farm Category.    Electricity sales to this group of customers decreased by 1.0 TWh, or 1.7%, to 57.0 TWh. Residential construction contributed to an increase in sales of 0.5 TWh and $36 million in revenue. This category's heating requirements make it the most sensitive to temperature fluctuations and milder temperatures in 2005 are accountable for a reduction in demand of 1.3 TWh and $86 million in revenue. Also, 2005 had one less day of consumption than 2004, a leap year, causing a decrease of 0.2 TWh in sales and $12 million in sales revenue. In terms of sales revenue, the rate adjustments account for an increase of $47 million.

General and Institutional Category.    In this category, we noted an increase in demand of 0.5 TWh as a result of favourable economic factors. The rate increases contributed an additional $29 million in sales revenue.

Industrial Category.    Significant growth in baseload demand, mainly due to the commissioning of Phase II of the Alouette aluminum smelter, resulted in an increase in sales of 3.8 TWh, or 5.5%, over 2004 and an increase in revenue of $145 million.

Other Category.    This category consists of independent distributors, namely nine municipal networks and one regional cooperative. Revenue decreased by $2 million. None of the distributors have taken advantage of the deregulation of the wholesale market which began in May 1997.

Unregulated Activities

Net income from the division's unregulated activities, which consist of investments managed by Hydro-Québec ValTech, was $52 million in 2005, up $49 million over 2004, due to a $48 million gain on the sale of the assets of HydroSolution.

Financial Results of the Transmission Business Segment

In 2005, revenue of $2,578 million increased by $31 million, or 1.2%, from 2004 due to a $22 million increase in revenue from long-term point-to-point service (i.e. reservation and transmission from receiving point to delivery point). Most of our revenue from transmission was generated by tolling charges collected from Hydro-Québec Distribution and was related to the electricity transmission requirements of our Québec customers. Net income decreased from $409 million in 2004 to $369 million in 2005, consisting of net income of $378 million for regulated activities and a net loss of $9 million for unregulated activities, primarily telecommunications. During the year, revenue growth was insufficient to compensate for the increase of $48 million in financial expenses and $27 million in pension expense. The segment also incurred additional costs of $11 million for improved security measures at our facilities.

Financial Results of the Generation Business Segment

In 2005, revenue from electricity sales of $6,240 million was up $340 million from 2004. This growth in revenue was mostly attributable to an increase in short-term trading transactions. Consequently, net income increased by $212 million, or 12.8% over 2004.

Electricity and fuel purchases by this segment amounted to $1,385 million in 2005, representing a $122 million decrease from 2004. Electricity purchased for resale on outside markets totaled $609 million for 8.0 TWh in 2005.

Electricity Sales to Hydro-Québec Distribution

Electricity sales to our distribution division amounted to 165.1 TWh, down from 165.3 TWh in 2004, and revenue generated by these sales amounted to $4,480 million, or $77 million less than in 2004. This decrease resulted from a drop in sales to the dual-energy market following the end of the related supply agreement, which was partially offset by an increase in heritage pool electricity sales. Sales of heritage pool electricity to the distribution division are at an average rate of 2.79 cents per KWh, subject to an adjustment to reflect certain contracts, for a maximum annual volume of 165 TWh.

Electricity Sales Outside Québec

In 2005, electricity sales outside Québec totaled 15.3 TWh and generated revenue of $1,464 million as compared to sales of 14.4 TWh and revenue of $1,084 million in 2004. These amounts include revenue earned from energy-related derivative instruments.

When short-term purchases are factored in, net sales outside Québec and associated financial operations generated $830 million for a net reservoir drawdown of 6.7 TWh, compared with $384 million for 1.5 TWh in 2004.

Financial Results of the Construction and Corporate and Other Activities Business Segments

In 2005, the Construction segment completed orders in excess of $2.0 billion, up $90 million, or 4.6%, over 2004. This revenue represents almost entirely charges to other divisions for costs of capital projects undertaken on their behalf. This growth was derived from numerous Generation and Transmission projects and work performed to obtain Government approvals for the construction of new facilities. SEBJ generated revenue of $532 million in 2005, compared with $583 million in 2004. SEBJ continued work for the construction of the Eastmain-1 project.

The Corporate and Other Activities segment, which includes corporate activities, the subsidiaries Hydro-Québec International and TransÉnergie HQ Inc., and the operations of the divisions Hydro-Québec Technologie et développement industriel and Hydro-Québec Pétrole et gaz generated a net loss of $217 million in 2005, as compared with net income of $127 million in 2004 due to the sale of our interest in Noverco in 2004, which generated a gain of $265 million and the $38 million operating income recorded by Noverco in the first half of 2004.

Hydro-Québec International's continuing operations generated a net loss of $19 million in 2005 against a net loss of $24 million in 2004. In 2005, Hydro-Québec International incurred cost overruns on technical service projects. Discontinued operations generated a net loss of $53 million in 2005, as compared to a net loss of $3 million in 2004. The 2005 loss resulted from the creation of a reserve for the impairment of the value of a foreign investment held for sale and the impact of repatriating funds held in a foreign interest to the parent. Hydro-Québec International recovered more than $124 million in the form of dividends and a capital redemption, including $109 million from Chile, $8 million from Peru, $4 million from Panama and $3 million from Australia.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec's annual report filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 18-K for the fiscal year ended December 31, 2005. Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may read and copy any document we file with the SEC at the SEC's public reference rooms in Washington, DC. Please call the SEC's toll free number at 1-800-SEC-0330 for further information on the public reference room. These filings are also available from the Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, through the SEC's website at http://www.sec.gov.

You may request a copy of these filings at no cost by telephoning Hydro-Québec at (514) 289-2519. This document is also available on our website at www.hydroquebec.com; however, any other information available on such home page (such website listed in the 18-K is an inactive textual reference only) shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the caption Corporate Outlook. The words "estimate", "believe", "expect", "forecast", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUMMARY OF CERTAIN MATERIAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

BACKGROUND

The Consolidated Financial Statements of Hydro-Québec are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in many instances to accounting principles generally accepted in the United States of America ("US GAAP"). As well, some accounting practices under both Canadian GAAP and US GAAP applicable to regulated entities, such as Hydro-Québec, differ from accounting practices otherwise applied by unregulated companies (see Notes 1 and 3 to the Consolidated Financial Statements). Certain material differences between Canadian GAAP and US GAAP in relation to the 2005 Consolidated Financial Statements of Hydro-Québec are summarized below; this discussion does not include disclosure differences. The matters discussed below have not been audited and do not necessarily include all applicable differences between Canadian GAAP and US GAAP. The following summary should be read in conjunction with the 2005 Consolidated Financial Statements of Hydro-Québec.

Joint Ventures

Under Canadian GAAP, interests in joint ventures are accounted for using the proportionate consolidation method, whereas, under US GAAP, they are accounted for using the equity method. This results in reclassification in the captions in the balance sheet and the statements of income and cash flows but these reclassifications have no impact on net income and shareholder's equity.

Foreign Currency Translation

Under Canadian GAAP, exchange gains or losses resulting from the translation of long-term monetary items are included in the consolidated statement of operations. When such items are designated as hedging of future revenue streams in U.S. dollars, related exchange gains or losses are deferred to the year such sales are made when conditions to use hedge accounting are met. These revenues may include firmly committed and anticipated sales.

Under US GAAP, firmly committed sales may be designated as a hedged item if hedged by a non-derivative financial instrument and must be in a fair-value hedging relationship. Thus, since Hydro-Québec has not documented the fair-value hedge for US GAAP purposes, related exchange gains or losses resulting from the translation of long-term monetary items would have been included in the consolidated statement of operations.

Property, Plant and Equipment

Under Canadian GAAP, the sinking fund method of depreciation of fixed assets is allowed, when a corporation, such as Hydro-Québec, may price its services so as to obtain a constant rate of return on investment in an asset. The sinking fund method is an increasing expense method whereby the annual depreciation expense is equal to a fixed amount plus a variable-compounded interest amount calculated on the accumulated balance of the sinking fund.

Under US GAAP, this method is generally not acceptable.

Internal Use Software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit, and otherwise expensed.

Under US GAAP, certain development costs for internal use software, particularly costs associated with the preliminary stage of the project and project overhead costs, should be expensed when incurred.

Minimum Pension Liability

Under Canadian GAAP, there are no requirements to record a minimum pension liability.

Under US GAAP, a minimum pension liability should be recognized on the balance sheet if the accumulated benefit obligation exceeds the fair value of plan assets. As a result, an intangible asset is recognized to the extent of the unrecognized prior service cost and the difference is recorded as a component of other comprehensive income.

Translation Adjustment

Under US GAAP, a translation adjustment is included as a component of other comprehensive income. Also, a portion of the translation adjustment is included in income when there is a sale of part or all of an investment or upon a complete or substantially complete liquidation of an investment.

Under Canadian GAAP, the concept of comprehensive income is not yet applicable and the translation adjustment is included as a component of shareholder's equity. Also, a portion of the translation adjustment is included in income when there is a reduction in a net investment. Such reduction includes both a sale of an investment and a reduction in shareholder's equity of a foreign operation as a result of dividends and other capital trasactions.

Derivative Instruments and Hedging Activities including Energy Derivatives

Under US GAAP, the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137, SFAS 138 and SFAS 149, and related interpretations. SFAS 133, as amended, requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. For a derivative designated as a fair value hedge, the gain or loss shall be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in the year's earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. Also, contracts that meet the definition of an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument as discussed above.

Under Canadian GAAP, Hydro-Québec follows Accounting Guideline 13 which establishes the required conditions under which derivative financial instruments may qualify for hedge accounting. For derivatives designated as hedges, gains and losses on such derivatives are recognized in income as the related gains or losses are recorded on the hedge instrument. In addition, it is not permitted to report separately a derivative instrument embedded in a host contract and to recognize it at fair value.

Guarantees

Under US GAAP, the guarantor discloses and recognizes in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of a guarantee, for the fair value of the obligation undertaken in issuing a guarantee.

Canadian GAAP are consistent with US GAAP, except that Canadian GAAP do not require recognition of the obligations relating to guarantees, except when such obligations must be recognized as contingent liabilities, in which case they are recognized at the estimated cost to discharge the liability.

Comprehensive Income

Under US GAAP, comprehensive income and its components must be reported in a specific financial statement. Comprehensive income comprises net income and other comprehensive income. Other comprehensive income is a change in equity during the period that arises from transactions, and other events that are related to non-owner sources.

Under Canadian GAAP, the requirement to report comprehensive income will be applicable to Hydro-Québec starting in 2007.

AUDITORS' REPORT

To the Minister of Finance of Québec:

We have audited the consolidated balance sheet of Hydro-Québec as at December 31, 2005, and the consolidated statements of operations, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of Hydro-Québec's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Hydro-Québec as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Auditor General Act (R.S.Q., c. V-5.01), we report that, in our opinion, except for the prospective application of changes in accounting policies described in Note 2 to the financial statements, these principles have been applied on a basis consistent with that of the preceding year.

The financial statements as at December 31, 2004 and for each of the years in the four-year period then ended, prior to adjustments to reflect discontinued operations as described in Note 7, were audited by other auditors, who expressed an unqualified opinion on these statements in their report dated March 16, 2005. We have audited these adjustments for each of the years in the four-year period ended December 31, 2004 and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

KPMG LLP	Ernst & Young LLP
Chartered Accountants	Chartered Accountants
Montréal, Québec
February 10, 2006

To the Minister of Finance of Québec:

We have audited the consolidated balance sheet of Hydro-Québec as at December 31, 2004, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the four-year period ended December 31, 2004 as presented in the 2004 Annual Report on Form 18-K of Hydro-Québec. These consolidated financial statements were prior to adjustments to reflect discontinued operations as described in Note 7 and presentation of segmented information in Note 25 to the consolidated financial statements for the year ended December 31, 2005. These financial statements are the responsibility of Hydro-Québec's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Hydro-Québec as at December 31, 2004, and the results of its operations and its cash flows for each of the years in the four-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles. In compliance with the requirements of the Auditor General Act (R.S.Q., c. V-5.01), we report that, in our opinion, after giving retroactive effect to the changes in accounting policies and except for the prospective application thereof, as explained in Note 2, these principles have been applied on a basis consistent with that of the preceding year.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.	PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants
Montréal, Québec
March 16, 2005

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31
			(restated — Note 2)
	2005	2004	2003	2002	2001
	(in millions of Canadian dollars)
Revenue	$10,890	$10,399	$10,258	$11,905	$11,251
Expenditure
Operations	2,294	2,216	2,126	2,083	2,005
Electricity and fuel purchased	1,485	1,465	1,381	3,023	2,777
Depreciation and amortization (Note 4)	2,040	1,870	1,775	1,858	1,710
Taxes (Note 5)	602	609	570	540	552

	6,421	6,160	5,852	7,504	7,044

Operating income	4,469	4,239	4,406	4,401	4,207
Financial expenses (Note 6)	2,214	2,111	2,529	2,806	3,687

Income from continuing operations before non-controlling interest	2,255	2,128	1,877	1,595	520
Non-controlling interest	6	3	2	4	3

Income from continuing operations	2,249	2,125	1,875	1,591	517
Discontinued operations (Note 7)	3	310	63	(6)	74

Net income	$2,252	$2,435	$1,938	$1,585	$591

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Years ended December 31
			(restated — Note 2)
	2005	2004	2003	2002	2001
	(in millions of Canadian dollars)
Balance at beginning of year, as previously reported	$11,949	$10,863	$9,897	$10,460	$9,906
Adjustment for retroactive application of change in accounting policy (Note 2)	—	1	(6)	(1,391)	(874)

Balance at beginning of year, as restated	11,949	10,864	9,891	9,069	9,032
Net income	2,252	2,435	1,938	1,585	591

	14,201	13,299	11,829	10,654	9,623
Dividends declared (Note 20)	1,126	1,350	965	763	554

Balance at end of year	$13,075	$11,949	$10,864	$9,891	$9,069

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	As at December 31
	2005	2004
	(in millions of Canadian dollars)
ASSETS
Property, plant and equipment (Note 8)	$50,588	$51,425
Current assets
Cash and cash equivalents	16	97
Investments	322	72
Accounts receivable	1,764	1,943
Swaps and sinking funds (Note 10)	685	43
Materials, fuel and supplies	343	328
Assets held for sale (Note 7)	145	—

	3,275	2,483

Other long-term assets
Investments (Note 9)	221	252
Swaps and sinking funds (Note 10)	1,749	1,671
Goodwill (Note 11)	10	79
Intangible assets (Note 12)	639	732
Other assets (Note 13)	1,784	1,476
Assets held for sale (Note 7)	2,166	—

	6,569	4,210

	$60,432	$58,118

LIABILITIES AND SHAREHOLDER'S EQUITY
Long-term debt (Note 14)	$31,279	$32,567

Current liabilities
Borrowings	20	53
Accounts payable and accrued liabilities	1,929	1,832
Dividends payable (Note 20)	1,126	1,350
Accrued interest	927	975
Current portion of long-term debt (Note 14)	3,148	1,950
Liabilities related to assets held for sale (Note 7)	172	—

	7,322	6,160

Asset retirement obligations (Note 15)	282	264

Other long-term liabilities (Note 16)	2,548	2,361

Long-term liabilities related to assets held for sale (Note 7)	1,213	—

Perpetual debt (Note 17)	379	391

Non-controlling interest	33	155

Shareholder's equity (Note 20)
Share capital	4,374	4,374
Retained earnings	13,075	11,949
Translation adjustments	(73)	(103)

	17,376	16,220

	$60,432	$58,118

Commitments and contingencies (Note 23)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
			(restated — Note 2)
	2005	2004	2003	2002	2001
	(in millions of Canadian dollars)
Operating activities
Income from continuing operations	$2,249	$2,125	$1,875	$1,591	$517
Non-cash items
Depreciation and amortization
Property, plant and equipment	1,688	1,619	1,512	1,498	1,465
Intangible assets	114	106	113	126	83
Regulatory assets	51	50	65	69	64
Deferred charges	16	24	71	99	730
Discounts and other deferred credits related to long-term debt	(200)	(225)	118	191	342
Other	237	220	68	133	(6)
Change in non-cash working capital items (Note 21)	268	4	(63)	(54)	46

	4,423	3,923	3,759	3,653	3,241

Investing activities
Property, plant and equipment and intangible assets	(3,282)	(3,072)	(2,740)	(2,239)	(1,740)
Long-term investments	9	113	39	(27)	25
Disposal of investments, net of divested cash and cash equivalents (Note 7)	—	894	—	—	—
Net change in short-term investments	(251)	159	697	(318)	(46)
Other	(170)	(64)	4	26	(13)

	(3,694)	(1,970)	(2,000)	(2,558)	(1,774)

Financing activities
Issurance of long-term debt	3,855	1,916	2,172	1,962	3,447
Repayment of long-term debt at maturity and sinking fund redemption	(1,955)	(1,802)	(2,536)	(2,016)	(3,420)
Prepayment of long-term debt	(757)	(738)	(905)	(462)	(289)
Inflows resulting from credit risk management	315	110	282	51	25
Outflows resulting from credit risk management	(950)	(555)	(25)	—	—
Net change in short-term borrowings	(24)	(3)	6	(39)	(737)
Dividends paid	(1,350)	(965)	(763)	(554)	(539)
Other	(1)	78	80	5	180

	(867)	(1,959)	(1,689)	(1,053)	(1,333)

Change in foreign exchange on cash and cash equivalents	(2)	(5)	13	2	—

Cash flows from continuing operations	(140)	(11)	83	44	134
Cash flows from discontinued operations (Note 7)	135	(86)	(186)	—	6

Net change in cash and cash equivalents	(5)	(97)	(103)	44	140
Cash and cash equivalents at beginning of year	97	194	297	254	114

Cash and cash equivalents at end of year	92	97	194	298	254

Cash and cash equivalents
Continuing operations	16	97	194	298	254
Discontinued operations	76	—	—	—	—

	$92	$97	$194	$298	$254

Supplementary cash flow information (Note 21)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the provisions of the Hydro-Québec Act, the government corporation Hydro-Québec (the "Corporation") is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. The Corporation is required, in particular, to supply a base volume of up to 165 TWh a year of heritage pool electricity for the Québec market, as set out in the Act respecting the Régie de l'énergie.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the accounting procedures and practices that are generally accepted by the Régie de l'énergie (the "Régie"). Given that these procedures and practices are taken into account in the consolidated financial statements, the timing of the recognition of certain costs in consolidated operations is modified, resulting in the recognition of regulatory assets.

Regulation

The Act respecting the Régie de l'énergie grants the Régie exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by the Corporation. Consequently, the Corporation's electricity transmission and distribution activities in Québec are said to be regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, this Act stipulates that rates are determined on a basis that allows for recovery of the cost of service plus a fair return on the rate base.

The Régie and the Corporation both belong to the government of Québec reporting entity. However, the Régie is an independent, quasi-judicial economic regulatory body accountable to the National Assembly of Québec through the Minister of Natural Resources and Wildlife.

TRANSMISSION

The Corporation's power transmission rates were determined in decision D-2002-95, handed down by the Régie in April 2002. In this decision, the Régie granted a return of 9.72% on the rate base, assuming a capital structure with 30% shareholder's equity.

DISTRIBUTION

The Corporation's electricity rates were determined in decisions D-2004-57 and D-2005-48, in which the Régie granted across-the-board rate increases of 1.41% and 1.2%, effective April 1, 2004, and April 1, 2005, respectively. The return on the rate base granted by the Régie to the Distributor and set at 7.99% in 2004 increased to 8.4% in 2005, assuming a capital structure with 35% shareholder's equity.

INTERNATIONAL ACTIVITIES

A substantial portion of Hydro-Québec International's revenue is derived from activities for which rates are regulated according to different economic models by the regulatory bodies in the countries where the activities are carried on.

Consolidation

The consolidated financial statements include the accounts of the Corporation, its subsidiaries and its joint ventures as well as those of variable interest entities (VIEs) where Hydro-Québec is the primary beneficiary (referred to collectively as Hydro-Québec). Interests in joint ventures are accounted for using the proportionate consolidation method. Investments in companies over which Hydro-Québec can exercise significant influence are accounted for on an equity basis.

Hydro-Québec also holds an interest in a venture capital company whose mission is to make strategic investments. The investments held by this company, which would normally be consolidated or accounted for at equity value or at cost, are accounted for at fair value. The fair value is determined according to the quoted market price at the balance sheet date in the case of listed shares, and according to valuation methods recognized by the financial markets in the case of unlisted shares. Other long-term investments are recorded at cost.

The operations and cash flows of Hydro-Québec International's holdings are consolidated with a one-quarter lag. The financial position disclosed in Hydro-Québec's consolidated balance sheet for such holdings is as at September 30. If significant transactions or events occur during the fourth quarter, they are reflected in Hydro-Québec's consolidated financial statements for its fiscal year.

Use of estimates

The preparation of consolidated financial statements in accordance with GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, required disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenditure recorded for the years in question. The estimates relate to unbilled electricity deliveries, the useful life of property, plant and equipment, goodwill, asset retirement obligations and employee future benefits, among other things. Actual results could differ from those estimates.

Revenue

Revenue is recognized when electricity is delivered or services are rendered. Revenue from sales of electricity in Québec is recorded on the basis of cyclical billings and also includes revenue accrued in respect of unbilled electricity deliveries.

Income taxes

In Canada, the Corporation and most of its holdings are exempt from paying income taxes since they are government-owned. Entities operating in foreign countries pay income taxes according to the tax rules in effect in the country where they derive revenue and the application of a tax treaty between Canada and the country concerned, if any such treaty exists.

The taxable entities use the liability method to account for income taxes.

Foreign currency translation

SELF-SUSTAINING FOREIGN OPERATIONS

The financial statements of foreign operations that are self-sustaining in terms of financial and operational management are translated according to the current rate method using the foreign currency as the measuring unit. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and revenue and expenditure are translated at the average exchange rates in effect during the period. Exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented under Translation adjustments in Shareholder's equity on the balance sheet.

INTEGRATED FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

In the case of foreign operations that are integrated in terms of financial and operational management, as well as foreign currency transactions, accounts stated in foreign currencies are translated according to the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary items are translated at the historical rate. Revenue and expenditure resulting from foreign currency transactions are generally translated into Canadian dollars at the average exchange rates in effect during the period.

The exchange gains or losses resulting from the translation of monetary items are included in the statement of operations. Since January 1, 2002, those resulting from the translation of long-term monetary items are also included in the statement of operations, unless they relate to hedging items for future sales in U.S. dollars, in which case they are deferred to the year such sales are made in accordance with Accounting Guideline 13 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Hedging Relationships.

Property, plant and equipment

Property, plant and equipment are carried at cost, which comprises materials, labor, other costs directly related to construction activities, and financial expenses capitalized during construction. Property, plant and equipment also include the discounted value of asset retirement obligations. Contributions from third parties are applied against the cost of the related property, plant and equipment.

Financial expenses capitalized to property, plant and equipment under construction are determined using the average cost of long-term debt of the Corporation at the end of the previous year. When the property, plant and equipment under construction relate to regulated transmission and distribution activities, such financial expenses take return on shareholder's equity into account. The portion that corresponds to return on shareholder's equity is included in Revenue in the consolidated statement of operations.

The cost of property, plant and equipment under construction is transferred to property, plant and equipment in service when construction is completed and the facilities are commissioned.

Property, plant and equipment are depreciated over their useful lives, primarily using the sinking fund method, at a rate of 3%. Under the Hydro-Québec Act, the depreciation period is a maximum of 50 years. The depreciation periods for the principal categories of property, plant and equipment are as follows:

Hydraulic generation	40 to 50 years
Thermal generation, including nuclear	15 to 30 years
Transmission substations and lines	30 to 50 years
Distribution substations and lines	25 to 40 years

Effective January 1, 2002, when unregulated property, plant and equipment are retired, the cost of such assets and the cost of their dismantlement, net of accumulated depreciation and salvage value, are charged to operations for the year. When regulated property, plant and equipment are retired, these costs are charged to a separate account and depreciated over a maximum period of 10 years, using the sinking fund method, at a rate of 3%.

Maintenance and repair costs are charged to operations as incurred.

Impairment of long-lived assets

Hydro-Québec reviews the carrying value of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying value of the property and assets. An impairment loss corresponding to the amount by which the carrying value exceeds fair value is recognized, if applicable.

Cash, cash equivalents and short-term investments

Cash and cash equivalents comprise cash on hand and liquid short-term investments with a maturity of three months or less from the date of acquisition. Investments with a maturity of three to 12 months are disclosed separately under Current assets in the balance sheet.

Short-term investments are recorded at the lower of unamortized cost and fair value.

Materials, fuel and supplies

Inventories of materials, fuel and supplies are valued at the lower of cost and net realizable value. Cost is determined by the average cost method.

Discounts and other deferred credits related to long-term debt

Discounts and other deferred credits related to long-term debt are deferred and amortized over the terms of the loans on a straight-line basis.

Employee future benefits

The Corporation offers all of its employees a contributory defined-benefit pension plan based on final pay, as well as other post-retirement and post-employment benefits.

The cost of pension benefits and other post-retirement benefits provided in exchange for services rendered during the year is calculated using the projected benefit method prorated on years of service. It is based on Management's best assumptions of expected plan asset performance, salary escalation, the increase in health care costs, retirement ages of employees and other actuarial factors.

In order to establish its employee future benefit obligations, the Corporation has adopted the following policies:

•
Past service costs arising from plan amendments and transitional balances relating to the Pension Plan and post-retirement benefits as at January 1, 1999, are amortized over periods not exceeding employees' average remaining years of service, which totaled 13 years as at January 1, 2005 (13 years as at January 1, 2004), using the straight-line method.

•
Amortization of actuarial gains or losses is charged to operations for the year if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the accrued benefit obligations or 10% of the market-related value of the plan assets, whichever is greater. The amortization corresponds to the excess divided by employees' expected average remaining years of service.

•
The expected return on Pension Plan assets is based on a market-related value determined by using a five-year moving average for equity securities and by valuing other asset classes at their fair value.

•
The value of the benefit resulting from the difference, for the year, between contributions actually paid by employees and their average contributions projected over the employees' expected average remaining years of service is applied against the service cost as contributions deemed paid. This amount is amortized using the method for amortizing actuarial gains and losses.

Goodwill and intangible assets

The excess of the cost of investments in subsidiaries and joint ventures over the proportionate share of the fair value of net assets acquired is recorded as goodwill. Intangible assets are recorded at cost.

Effective January 1, 2002, goodwill and intangible assets with indefinite useful lives are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment in value. The excess of the carrying amount over the fair value is recorded in the statement of operations for the period in which the impairment is determined.

Intangible assets with finite useful lives are amortized over their useful lives. The amortization methods and periods used for these assets are as follows:

Software, licences and patents	straight-line and sinking fund at 3%	3 to 20 years
Rights	sinking fund at 3%	40 years
Environmental studies	sinking fund at 3%	5 years

Sinking funds

Sinking funds are made up of Hydro-Québec debentures, Government of Canada bonds, or bonds issued or guaranteed by the Québec government. The Corporation's debentures are deducted from long-term debt, while the other securities are presented under Swaps and sinking funds.

Sinking fund securities are carried at unamortized cost. The difference between the cost and the par value at maturity is amortized over the remaining term of the security.

Derivative instruments

As part of its integrated risk management, Hydro-Québec uses various derivative instruments to manage foreign exchange, interest rate and market risk, including exposure to fluctuating energy and raw material prices. In the case of hedging operations, the Corporation formally documents all relationships between hedging instruments and hedged items. This process involves associating all derivative instruments with specific assets and liabilities on the balance sheet, or with forecast or likely transactions. The Corporation also formally measures the effectiveness of hedging relationships at inception and then quarterly thereafter.

Derivative instruments designated as hedges in effective hedging relationships are accounted for using hedge accounting. The different types of hedging relationships in which the Corporation engages are as follows:

MANAGEMENT OF RISK ASSOCIATED WITH U.S.-DOLLAR SALES AND LONG-TERM DEBT

•
Foreign exchange risk — Currency swaps used to manage exchange risk related to long-term debt and sales in U.S. dollars are translated at the closing exchange rates in effect at the balance sheet date. Debit balances are reported as Swaps and sinking funds, while credit balances are presented as Long-term debt. Gains or losses on currency swaps related to payments on long-term debt are included in the statement of operations under Financial expenses, while gains or losses on currency swaps related to sales in U.S. dollars are deferred to maturity and recognized in the statement of operations under Financial expenses in the year in which the sales are made.

•
Interest rate risk — Interest rate swaps used to modify long-term exposure to interest rate risk are accounted for on an accrual basis and are presented in the statement of operations under Financial expenses. The corresponding amounts payable or receivable are recorded as adjustments to accrued interest.

MANAGEMENT OF SHORT-TERM FINANCIAL RISK

•
Foreign exchange risk — To manage short-term foreign exchange risk, the Corporation transacts options and forwards, which are recorded at cost. Gains or losses realized on these instruments are deferred and recognized in the statement of operations in the same period as the hedged item.

•
Interest rate risk — The Corporation uses options, swaps and forward rate agreements to manage short-term interest rate risk. The instruments are accounted for at cost, and the related realized gains or losses are deferred and charged to operations in the same period as the hedged item.

•
Market risk — To manage market risk exposure, the Corporation contracts mainly options, commodity swaps and commodity futures. Risk management instruments for energy or aluminum prices are accounted for at cost, and the related gains or losses are deferred and charged to operations on a basis consistent with the recognition of gains and losses from the underlying reverse risk position.

If a derivative instrument no longer satisfies hedging conditions or is sold or liquidated, or if Hydro-Québec terminates its designation as a hedging relationship, hedge accounting ceases to be applied on a prospective basis. The fair value of the derivative instrument is then recorded and deferred to be included in the statements of operations in the periods in which the hedged item affects operations. Should the hedged item cease to exist, the gains or losses previously deferred are immediately charged to operations.

For derivative instruments to which hedge accounting cannot be applied, realized and unrealized changes in fair value are charged to operations in the periods in which they occur.

The fair value of derivative instruments is based on the spot rates or on the forward rates or prices in effect at market closing at the balance sheet date. In the absence of this information for a given instrument, Management uses the available forward rate or price for an equivalent instrument. In the case of options, valuation models recognized by financial markets are used to estimate the fair value.

Asset retirement obligations

The Corporation accounts for asset retirement obligations in the period in which these legal obligations are incurred when a reasonable estimate of their fair value can be made. The corresponding costs of asset retirement are added to the carrying amount of the related asset and are amortized over its useful life. In subsequent fiscal years, any change due to the passage of time is charged to operating expenses for the current year (accretion expense) and the corresponding amount is added to the carrying value of the liability. Changes resulting from revisions to the timing or the amount of the undiscounted cash flows are recognized as an increase or decrease in the carrying value of the liability under asset retirement obligations, and the corresponding retirement cost adjustment is accounted for as part of the carrying amount of the related asset.

The cash flows required to settle obligations are estimated on the basis of studies that use various assumptions concerning the methods and timing to be adopted for the retirement of the property, plant and equipment. The Corporation periodically reviews the valuation of these cash flows in light of the underlying assumptions and estimates, possible technological advances, and changes in the standards and regulations governing the decommissioning of nuclear generating stations.

Comparative information

Certain figures of the previous year have been reclassified in order to conform to the presentation adopted in the current year.

NOTE 2 — CHANGES TO ACCOUNTING POLICIES

Recent changes

2005

INVESTMENT COMPANIES

On January 1, 2005, Hydro-Québec prospectively adopted the recommendations in CICA Accounting Guideline 18, Investment Companies. Under this Guideline, investment companies are required to account for their investments at fair value in certain cases where these investments would normally have been consolidated or accounted for on an equity basis or at cost. Criteria are provided to determine whether a company should be classified as an investment company. Companies not meeting the criteria will be required to comply with the requirements for consolidation or for accounting using the equity method. The Guideline also provides instructions for circumstances where fair value must be used in the consolidated financial statements of the parent company or the entity exercising significant influence over the investment company. Since the adoption of this Guideline, the venture capital investments held by a subsidiary have been accounted for at fair value. They were previously accounted for at cost. The adoption of these recommendations did not have a significant impact on the consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2005, Hydro-Québec retroactively applied the recommendations in CICA Accounting Guideline 15, Consolidation of Variable Interest Entities, without restating the figures for the preceding year. This Guideline provides the consolidation principles applicable to certain entities (VIEs) over which control is exercised other than through voting rights. It prescribes consolidation of an entity when the reporting enterprise is the primary beneficiary. The primary beneficiary is the enterprise with variable interests that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. The Guideline also requires disclosure of certain information when the reporting enterprise has a significant variable interest in a VIE that it has not consolidated. The adoption of these recommendations did not have a significant impact on the consolidated financial statements.

DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE

On January 1, 2005, Hydro-Québec adopted the recommendations in EIC-150 released by the CICA's Emerging Issues Committee, entitled Determining Whether an Arrangement Contains a Lease. This abstract provides guidance for determining whether an arrangement comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments is within the scope of CICA Handbook Section 3065, Leases. The provisions in the abstract apply to arrangements agreed to, committed to, modified or acquired in a business combination, beginning January 1, 2005. The adoption of these recommendations did not have a significant impact on the consolidated financial statements.

DISCLOSURES BY ENTITIES SUBJECT TO RATE REGULATION

On December 31, 2005, Hydro-Québec adopted the recommendations in CICA Accounting Guideline 19, Disclosures by Entities Subject to Rate Regulation. The Guideline recommends that the existence and nature of all forms of rate regulation, as well as their effects on the consolidated financial statements, should be disclosed in the notes to the consolidated financial statements.

2004

HEDGING RELATIONSHIPS

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of CICA Accounting Guideline 13, Hedging Relationships. This Guideline establishes the conditions for applying hedge accounting. It deals in detail with the identification, designation, documentation and effectiveness of hedging relationships, as well as the discontinuance of hedge accounting. Hedge accounting is applied to derivative instruments used in risk management that conform to hedge accounting eligibility requirements, as described in Note 1. Changes in the fair value of derivative instruments that do not comply with these requirements are charged to operations.

As a result of the adoption of the Guideline, hedging relationships that were no longer eligible for hedge accounting were recorded in accordance with the transitional provisions. The difference between the carrying amount and the fair value of a derivative instrument used in these hedging relationships was deferred and is recognized in the statement of operations in the same period as the corresponding gains, losses, revenue or expenditure related to the original hedged item. Accordingly, for hedging relationships canceled as at January 1, 2004, the recognition in the balance sheet of derivative instruments at fair value led to the recording of a deferred loss of approximately $65 million.

IMPAIRMENT OF LONG-LIVED ASSETS

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of CICA Handbook Section 3063, Impairment of Long-Lived Assets. This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and further states that a long-lived asset must be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The test for recoverability is based on a comparison between the carrying amount of the asset and the expected undiscounted net cash flows which are directly associated with the asset and may result from its use or eventual disposal. If the expected undiscounted net cash flows are less than the carrying amount, an impairment loss corresponding to the amount by which the carrying amount exceeds the fair value is recognized, and the fair value then becomes the new cost base of the asset. Fair value is based on discounted future cash flows if market prices are not available. The adoption of these standards did not have any impact on the consolidated financial statements.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Hydro-Québec adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This standard requires the recognition and measurement of liabilities for legal obligations associated with the retirement of property, plant and equipment. The liability associated with an asset retirement obligation is measured initially at its fair value in the period in which the obligation is incurred, if a reasonable estimate of fair value can be made. A corresponding retirement cost is added to the carrying amount of the related asset and is amortized over its useful life. In subsequent periods, the liability is adjusted to reflect any changes due to the passage of time and to revisions made to the timing of the asset retirement or to the amount of undiscounted cash flows as compared to the original estimate. In accordance with the standard, Hydro-Québec applied these changes retroactively and the figures for the previous year were restated.

The retroactive application of these recommendations resulted in a $1 million increase in retained earnings as at January 1, 2004. The restatement of the 2003 figures resulted in a $17 million rise in operating expenses, a $24 million decrease in amortization expense, a $29 million increase in fixed assets and a $28 million rise in asset retirement obligations.

The adoption of this standard did not significantly affect net income for 2004. Property, plant and equipment and asset retirement obligations as at December 31, 2004, increased by $43 million and $59 million, respectively.

EMPLOYEE FUTURE BENEFITS

On June 30, 2004, Hydro-Québec adopted the changes to CICA Handbook Section 3461, Employee Future Benefits, concerning the disclosure of supplementary information intended to help the users of financial statements gain a better understanding of companies' obligations with respect to employee future benefits.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

On January 1, 2004, Hydro-Québec adopted the recommendations of CICA Handbook Sections 1100 and 1400, respectively Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation. Section 1100 describes what constitutes GAAP and the sources thereof. It also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, in cases where a matter is not dealt with explicitly in the primary sources of GAAP, thus establishing a new Canadian GAAP hierarchy. Section 1400 provides general instructions on financial statement presentation, and specifies what constitutes fair presentation in accordance with GAAP. The adoption of these standards did not have any impact on the consolidated financial statements.

2003

DISCLOSURE OF GUARANTEES

On January 1, 2003, Hydro-Québec adopted the recommendations of Accounting Guideline 14 of the CICA Handbook, "Disclosure of Guarantees" (AcG-14). Under this Guideline, Hydro-Québec is required to disclose information on the guarantees that it has given, regardless of the probability that it will have to make payments under these guarantees. Note 23, "Commitments and Contingencies," describes the disclosures required for guarantees.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

On May 1, 2003, Hydro-Québec adopted the new recommendations of Section 3475 of the CICA Handbook, "Disposal of Long-Lived Assets and Discontinued Operations." This section establishes standards for recognition, measurement, presentation and disclosure relating to disposals of long-lived assets. It also provides criteria for classifying assets held for sale and requires that these assets be presented at the lower of cost and fair value, less the cost of disposal. Finally, it provides criteria for classifying a disposal of assets as a discontinued operation and specifies the presentation and disclosure standards for discontinued operations and other disposals of long-lived assets. The adoption of these standards did not have any impact on the financial statements.

2002

FOREIGN CURRENCY TRANSLATION

The Canadian Institute of Chartered Accountants (CICA) has revised Section 1650 of the CICA Handbook, "Foreign Currency Translation," effective January 1, 2002. All unrealized exchange gains and losses related to monetary items denominated in foreign currencies must henceforth be charged to income for the year, including gains and losses on long-term monetary assets and liabilities, which were formerly deferred and amortized on a straight-line basis over the remaining term of the corresponding asset or liability. To reduce volatility resulting from the elimination of the deferral and amortization of unrealized gains and losses, the Corporation adapted its foreign exchange risk management strategy in 2002. In accordance with the new standard, Hydro-Québec has applied these changes retroactively and the prior years' comparative figures have been restated.

GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, Hydro-Québec also adopted the recommendations of Section 3062 of the CICA Handbook, "Goodwill and Other Intangible Assets." Thus, goodwill and intangible assets with indefinite useful lives are henceforth no longer amortized and are subject to an impairment test.

TRANSITIONAL INFORMATION

The following table presents the impact of the application of the new accounting standards:

	2005	2004	2003	2002	2001
	(in millions of Canadian dollars)
Reported net income	$2,252	$2,435	$1,931	$1,526	$1,108
Restatements related to foreign currency translation(1)	—	—	—	—	(513)
Adjustment related to asset retirement obligations	—	—	7	59	(4)

Restated net income	$2,252	$2,435	$1,938	$1,585	$591

(1)
As at January 1, 2002, the retroactive application of the new recommendations had the principal effect of reducing deferred charges by $1,197 million and increasing perpetual debt by $85 million.

Future Changes

NON-MONETARY TRANSACTIONS

The CICA has released CICA Handbook Section 3831, Non-monetary Transactions, which supersedes Section 3830, also entitled Non-monetary Transactions. This standard requires that a non-monetary asset or liability exchanged or transferred in a non-monetary transaction should be measured at its fair value where the criterion of "commercial substance" is met. The new provisions apply to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. The adoption of the recommendations in this new Section is not expected to have any significant impact on the consolidated financial statements.

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In 2005, the CICA released Handbook sections 3855, 3865 and 1530, respectively entitled Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income.

Section 3855 specifies when a financial instrument should be accounted for on the balance sheet and at what amount: in some cases at fair value, while in other cases at a value based on cost. It also specifies how gains and losses on financial instruments should be presented.

Section 3865 replaces the guidance for hedging relationships that previously was included in Accounting Guideline 13, in particular the guidance for the designation and documentation of hedging relationships. These new recommendations specify how hedge accounting is applied and the required disclosures to be made by an entity applying hedge accounting.

Section 1530 establishes standards for the presentation and disclosure of comprehensive income. Comprehensive income for a reporting period includes, in addition to net income, the entire change in net assets attributable to transactions and other events from non-owner sources. Comprehensive income and its components will have to be presented in a financial statement with the same prominence as the other financial statements.

These sections will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. The Corporation is currently examining the impact on its consolidated financial statements of applying these new standards.

NOTE 3 — EFFECTS OF RATE REGULATION ON THE CONSOLIDATED FINANCIAL STATEMENTS

The following information describes the impacts on the consolidated financial statements of accounting practices adopted by the Corporation in accordance with decisions handed down by the Régie with respect to regulated activities.

Regulatory assets

Regulatory assets refer to costs incurred during the year or the preceding years that the Corporation expects to recover from customers through the rate-setting process. The following table presents the net carrying amounts of these assets as at December 31:

	Expected years of recovery	2005	2004
		(in millions of Canadian dollars)
Net costs related to retirement of property, plant and equipment and intangible assets	2006-2015	$258	$239
Costs related to the Energy Efficiency Plan	2006-2010	131	51
Costs related to the rescission of dual-energy Rate BT	2006-2011	76	21
Costs related to a major discontinued project	2006-2007	20	—
Cost variance related to electricity purchases in excess of heritage pool	Conditions to be determined by the Régie	13	—

		$498	$311

NET COSTS RELATED TO RETIREMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

When property, plant and equipment or intangible assets are retired, the cost of such assets, net of accumulated depreciation, and the associated cost of dismantlement, net of salvage value in the case of assets that are not replaced, are charged to a separate account and depreciated over a maximum period of 10 years, using the sinking fund method at a rate of 3%. The Régie authorized this accounting practice in decisions D-2002-95 and D-2003-93, which relate to the Corporation's power transmission and distribution activities, respectively. Were these activities not regulated, the related costs would be charged to operations for the year, and net income for 2005 would have been reduced by $19 million.

COSTS RELATED TO THE ENERGY EFFICIENCY PLAN

The costs related to implementation of the plan, such as specific energy conservation programs, are charged to a seperate account and amortized over five years on a straight-line basis. This period begins in the year after the costs were recorded. For costs charged to this account, the financial expenses are capitalized at the authorized rate of return on the rate base until such time as they are included in the rate base and amortization begins. This accounting practice relates to the Corporation's power distribution activities and is authorized by the Régie in decisions D-2002-25 and D-2002-288. Were these activities not regulated, the costs of implementing the plan would be charged to operations in the year in which they are incurred, and net income for 2005 would have been reduced by $80 million.

COSTS RELATED TO THE RESCISSION OF DUAL-ENERGY RATE BT

The costs incurred in relation to the rescission of dual-energy Rate BT are charged to a seperate account and will be amortized on a straight-line basis over five years starting April 1, 2006. These costs mainly include the deficit resulting from the variance between the supply cost recognized by the Régie and energy prices in effect, multiplied by the quantity of electricity delivered to customers at Rate BT, between January 1, 2004, and March 31, 2006. For costs charged to this account, the financial expenses are capitalized at the authorized rate of return on the rate base until amortization begins. This accounting practice was authorized by the Régie in decisions D-2004-47 and D-2004-170, which relate to the Corporation's power distribution activities. Were these activities not regulated, the related costs would be charged to operations in the year in which they are incurred, and net income for 2005 would have been reduced by $55 million.

COSTS RELATED TO A MAJOR DISCONTINUED PROJECT

A power transmission system project was discontinued in 2005. The costs deemed to be unrecoverable are deferred and amortized over three years on a straight-line basis. The Régie authorized this accounting practice in decision D-2002-95, which relates to the Corporation's power transmission activities. Were these activities not regulated, the related costs would be charged to operations for the year, and net income for 2005 would have been reduced by $20 million.

COST VARIANCE RELATED TO ELECTRICITY PURCHASES IN EXCESS OF HERITAGE POOL

Starting January 1, 2005, volume and price variances between the actual costs of electricity purchases in excess of the heritage pool and the costs forecast in the rate cases are accounted for in a separate account. For variances charged to this account, the financial expenses are capitalized at the authorized rate of return on the rate base until they are recognized in the statement of operations. The Régie has not yet determined how the account balance should be treated. The Régie authorized this accounting practice in decisions D-2005-34 and D-2005-132, which relate to the Corporation's power distribution activities. Were these activities not regulated, the related variances would be charged to operations in the year in which they are recognized, and net income for 2005 would have been reduced by $13 million.

RISKS AND UNCERTAINTIES

The risks and uncertainties related to the above regulatory assets are subject to periodic monitoring and assessment. When the Corporation considers that the value of these regulatory assets is no longer likely to be recovered by way of future rate adjustments, the carrying amount of these assets is charged to operations in the year in which this judgment is made.

Other regulatory practices

Under Régie decisions D-2002-95 and D-2003-93, the compensation granted by the government for the 1998 ice storm was applied against the cost of new property, plant and equipment constructed; it is amortized over the remaining lives of the retired assets, with the exception of the portion equivalent to the unamortized cost of these assets, which is amortized over 10 years. The sinking fund method, at a rate of 3%, is used in both cases. If GAAP were followed, the compensation would be amortized over the useful lives of the new property, plant and equipment constructed.

In decisions D-2002-95 and D-2004-47, the Régie prescribed capitalizing financial expenses to property, plant and equipment and intangible assets in progress according to the authorized rates of return on the rate bases. These rates, which are set using methods approved by the Régie, take into account a component associated with the cost of the debt and a component associated with the return on shareholder's equity, which would not be the case if activities were not regulated.

Under Régie decisions D-2002-95 and D-2003-93, the cost of dismantling assets that were retired and replaced, net of the salvage value, is added to the cost of the new assets constructed. If GAAP were followed, these costs would be charged to operations.

NOTE 4 — DEPRECIATION AND AMORTIZATION

	2005	2004	2003	2002	2001
			(restated — Note 2)
	(in millions of Canadian dollars)
Depreciation and amortization
Property, plant and equipment	$1,688	$1,619	$1,514	$1,495	$1,524
Intangible assets	114	106	113	126	88
Regulatory assets	51	50	65	69	—
Write-off of projects	135	41	30	108	1
Other	52	54	53	60	97

	$2,040	$1,870	$1,775	$1,858	$1,710

NOTE 5 — TAXES

	2005	2004	2003	2002	2001
			(restated — Note 2)
	(in millions of Canadian dollars)
Capital tax	$330	$324	$296	$276	$267
Tax on public services(a)	229	—	—	—	—
Tax on gross revenue	—	249	235	228	228
Municipal, school and other taxes	43	36	39	36	57

	$602	$609	$570	$540	$552

(a)
Replaces the tax on gross revenue.

NOTE 6 — FINANCIAL EXPENSES

	2005	2004	2003	2002	2001
			(restated — Note 2)
	(in millions of Canadian dollars)
Interest
Interest on debt securities	$2,303	$2,374	$2,558	$2,698	$2,862
Amortization of discounts and borrowing expenses	28	34	38	40	58

	2,331	2,408	2,596	2,738	2,920

Exchange (gain) loss	(1)	(218)	120	202	885
Loan guarantee fees(a)	156	162	185	187	185

	155	(56)	305	389	1,070

Less
Capitalized financial expenses	249	226	347	299	248
Net investment income	23	15	25	22	55

	272	241	372	321	303

	$2,214	$2,111	$2,529	$2,806	$3,687

(a)
Guarantee fees paid to the shareholder.

NOTE 7 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On July 15, 2005, Hydro-Québec concluded the sale of the principal assets held by its subsidiary HydroSolution, Limited Partnership, for a cash consideration of $92 million, resulting in a gain on disposal of $48 million. At the time of disposal, these assets included property, plant and equipment totaling $42 million. HydroSolution is part of the Distribution segment for the purpose of presenting segmented information.

In the third quarter of 2005, Hydro-Québec presented the assets and liabilities of its stake in Cross-Sound Cable Company, LLC, which is classified under Corporate and Other Activities for the purpose of presenting segmented information, as being held for sale. On November 8, 2005, it concluded the sale of this subsidiary for US$160 million, subject to certain conditions. The transaction provides for the disposal of the units held and repayment of the loan granted by Hydro-Québec to Cross-Sound Cable Company, LLC.

Hydro-Québec also adopted a plan to sell its integrated foreign interests, which are classified under Corporate and Other Activities for the purpose of presenting segmented information. Consequently, the related assets and liabilities have been classified as being held for sale.

On June 30, 2004, Hydro-Québec sold its interest in Noverco Inc., for a cash consideration of $900 million, resulting in a gain on disposal of $265 million. Hydro-Québec sold the 54 common shares it held in Noverco Inc., representing 41.2% of the outstanding shares, together with warrants on an additional portion of 9.2% of the shares and subordinated notes with a face value of $285 million. The Corporation had acquired its interest in Noverco in 1997 for $482 million, as an investment in the Oil and Gas segment.

The following table presents operating results and cash flows from interests presented as discontinued operations:

	2005	2004	2003	2002	2001
	(in millions of Canadian dollars)
Operations
Revenue	$344	$1,135	$1,205	$1,114	$1,329

(Loss) income before gains on disposal	(45)	45	63	(6)	74
Gain on disposal	48	265	—	—	—

Income from discontinued operations	3	310	63	(6)	74

Cash flows
Operating activities	105	226	154	209	230
Investing activities	44	(234)	(446)	(231)	(175)
Financing activities	(22)	(85)	122	42	(55)
Change in foreign exchange on cash and cash equivalents	8	7	(16)	(20)	6

Cash flows from discontinued operations	$135	$(86)	$(186)	$—	$6

The assets and liabilities of operations sold, as at the disposal date, were as follows:

	2005	2004
	(in millions of Canadian dollars)
Cash and cash equivalents	$—	$6
Other current assets	—	155
Long-term assets	42	1,491
Current liabilities	—	137
Long-term liabilities	—	1,169

	$42	$346

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT

	2005
	In service	Accumulated depreciation	Under construction	Total
	(in millions of Canadian dollars)
Generation
Hydraulic	$28,727	$7,209	$3,528	$25,046
Thermal, including nuclear	2,538	1,614	95	1,019
Other	781	315	26	492

	32,046	9,138	3,649	26,557

Transmission
Substations and lines	19,511	5,689	527	14,349
Other	2,042	1,120	72	994

	21,553	6,809	599	15,343

Distribution
Substations and lines	10,463	3,620	219	7,062
Other	1,923	1,118	285	1,090

	12,386	4,738	504	8,152

Construction	51	34	2	19
Corporate and Other Activities	1,261	778	34	517

	$67,297	$21,497	$4,788	$50,588

	2004
	In service	Accumulated depreciation	Under construction	Total
	(in millions of Canadian dollars)
Generation
Hydraulic	$27,523	$6,737	$3,235	$24,021
Thermal, including nuclear	2,515	1,479	74	1,110
Other	806	326	21	501

	30,844	8,542	3,330	25,632

Transmission
Substations and lines	19,031	5,311	510	14,230
Other	2,183	1,241	29	971

	21,214	6,552	539	15,201

Distribution
Substations and lines	10,104	3,310	176	6,970
Other	2,047	1,218	184	1,013

	12,151	4,528	360	7,983

Construction	63	48	9	24
Corporate and Other Activities	3,531	1,010	64	2,585

	$67,803	$20,680	$4,302	$51,425

As at December 31, 2005, the Corporation had cumulative costs related to suspended draft-design studies totaling $37 million ($219 million as at December 31, 2004). These costs, for which financial expenses are not capitalized, are presented as property, plant and equipment under construction. As the Corporation anticipates carrying out some of these projects in the longer term, it periodically reviews the cumulative costs of these draft-design studies. During such reviews, Management must use estimates and make assumptions that have an impact on the amounts reported for draft-design studies at the balance sheet date. The projects are assessed in terms of eventual profitability based on the expected prevailing market conditions at the time of their commissioning, compliance with sustainable development principles and how well they are received by local communities. A significant change in the assessment based on these criteria could result in a reduction of the balance for draft-design studies.

NOTE 9 — INVESTMENTS

	2005	2004
	(in millions of Canadian dollars)
At cost
Churchill Falls (Labrador) Corporation Limited
Bonds(a) (Note 23)	$54	$55
Other	63	72

	117	127

At fair value
Venture capital(b) (at cost in 2004)	49	72

	49	72

At equity
Churchill Falls (Labrador) Corporation Limited (Note 23)	60	53
CITEQ inc	(5)	—

	55	53

	$221	$252

(a)
These bonds are secured by a general mortgage bearing interest at 7.5%, due in 2010, par value of $59 million in 2005 ($60 million in 2004).

(b)
The fair value of venture capital was $67 million as at December 31, 2004. Both the gross and net unrealized losses on investments held by the venture capital company amounted to $26 million as at December 31, 2005. Net gains of $6 million were realized in 2005.

NOTE 10 — SWAPS AND SINKING FUNDS

	2005	2004
	(in millions of Canadian dollars)
Swaps	$2,434	$1,710
Sinking funds	—	4

	2,434	1,714
Less
Current portion	685	43

	$1,749	$1,671

NOTE 11 — GOODWILL

The changes in the carrying amount of goodwill by segment are as follows:

	2005
	Generation	Corporate and Other Activities	Total
	(in millions of Canadian dollars)
Balance at beginning of year	$10	$69	$79
Changes in foreign exchange	—	4	4
Write-off	—	(1)	(1)
Transfers to assets held for sale	—	(72)	(72)

Balance at end of year	$10	$—	$10

	2004
	Generation	Corporate and Other Activities	Total
	(in millions of Canadian dollars)
Balance at beginning of year	$10	$288	$298
Changes in foreign exchange	—	1	1
Disposal of interest	—	(220)	(220)

Balance at end of year	$10	$69	$79

NOTE 12 — INTANGIBLE ASSETS

	2005			2004
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value
	(in millions of Canadian dollars)
Subject to amortization
Software, licences and patents	$809	$584	$225	$753	$493	$260
Rights	110	37	73	111	35	76
Environmental studies	126	109	17	121	102	19

	1,045	730	315	985	630	355

Not subject to amortization
since January 1, 2002
Servitudes			324			377

			$639			$732

NOTE 13 — OTHER ASSETS

	2005	2004
	(in millions of Canadian dollars)
Accrued benefit assets (Note 22)	$1,020	$865
Regulatory assets (Note 3)	498	311
Deferred charges	96	120
Government reimbursement for the 1998 ice storm(a)	138	152
Funds in trust for nuclear waste management(b)	32	28

	$1,784	$1,476

(a)
Representing installments of $6 million per quarter until January 15, 2014, and a final installment of $1 million on April 15, 2014. These installments include interest at the annual rate of 7.2%.

(b)
On November 15, 2002, the Act Respecting the Long-Term Management of Nuclear Fuel Waste came into force. This legislation calls for nuclear energy companies that are owners of such waste in Canada to form a waste management organization as a separate legal entity and to set up a trust with a financial institution in order to finance the implementation of the nuclear fuel waste management proposal that will be adopted by the Government of Canada. In order to fulfill the financial responsibilities incumbent on nuclear fuel waste owners, the Corporation deposited an initial amount of $20 million in a trust within 10 days of the date this Act came into force. It is required to deposit an additional $4 million per year in the same trust until the waste management organization determines the amount to be paid by each nuclear plant owner. The Corporation has been making the required payments since 2002. The sums are invested in short-term marketable securities, and interest accumulated on trust assets is returned to the trust.

NOTE 14 — LONG-TERM DEBT

Composition and maturities

Debentures, other long-term debt and swaps representing financial liabilities, translated into Canadian dollars at the closing exchange rates in effect at the balance sheet date, are summarized in the following table. These amounts are presented by year of maturity, considering sinking funds.

	2005									2004
	Debt of the Corporation
Maturity	Canadian dollars		U.S. dollars	Other currencies	Sinking funds	Total		Subsidiaries and joint ventures	Total	Total
	(in millions of Canadian dollars)
2005	$—		$—	$—	$—	$—		$—	$—	$1,950
2006	1,139		1,716	286	—	3,141		7	3,148	3,199
2007	1,179		679	22	(214)	1,666		3	1,669	1,987
2008	86		33	1,167	—	1,286		3	1,289	1,517
2009	1,998		35	6	(224)	1,815		54	1,869	575
2010	694		30	—	(62)	662		22	684	—

1 to 5 years	5,096		2,493	1,481	(500)	8,570		89	8,659	9,228
6 to 10 years	3,030		2,578	557	(148)	6,017		46	6,063	6,479
11 to 15 years	1,907		484	96	(91)	2,396		—	2,396	1,375
16 to 20 years	3,057		2,583	—	(91)	5,549		—	5,549	7,183
21 to 25 years	67		3,397	—	(173)	3,291		—	3,291	2,066
26 to 30 years	5,704		55	—	(56)	5,703		—	5,703	2,386
31 to 35 years	1,776		—	—	(11)	1,765		—	1,765	4,562
36 to 40 years	12		—	—	—	12		—	12	285
41 to 45 years	70		—	—	—	70		—	70	12
46 to 50 years	28		—	—	—	28		—	28	82
51 to 55 years	479		—	—	—	479		—	479	—
56 to 60 years	412		—	—	—	412		—	412	859

	21,638	(a)	11,590	2,134	(1,070) (b)	34,292	(c)	135	34,427	34,517
Less
Current portion	1,139		1,716	286	—	3,141		7	3,148	1,950

	$20,499		$9,874	$1,848	$(1,070)	$31,151		$128	$31,279	$32,567

(a)
Includes $173 million and $378 million in zero-coupon bonds, reported at their discounted value at a semi-annually computed interest rate of 10.95% and 10.67%, respectively. Their par value will reach $282 million and $1,729 million in 2010 and 2020, respectively. Other bonds, reported at their discounted value and amounting to $1,223 million, will reach a par value of $1,333 million at maturity.

(b)
The sinking funds include a special fund created for the majority of the significant discounted debt. This fund totaled $407 million as at December 31, 2005 ($425 million as at December 31, 2004).

(c)
Includes $32,014 million in bonds guaranteed by the Québec government as at December 31, 2005 ($31,349 million as at December 31, 2004).

Allocation of debt by currency at time of issuance and impact of swaps and sinking funds

The following table summarizes long-term debt, including the current portion, in Canadian dollars and other currencies. Also shown are the effects of currency swaps and sinking funds allocated to repay debt, which are presented in the balance sheet under Swaps and sinking funds.

	2005				2004
	Long-term debt
	In Canadian dollars and other currencies	At the closing exchange rates as at the balance sheet date(a)	Swaps and sinking funds	Total	Total
	(in millions of Canadian dollars or millions of currency units)
Debt of the Corporation
Canadian dollars	20,975	$20,975	$—	$20,975	$19,073
U.S. dollars	8,456	11,183	(2,373)	8,810	10,295
Other currencies
Euros	673	1,155	(48)	1,107	1,107
Yen	25,600	337	(1)	336	477
Pounds sterling	240	546	(12)	534	534
Swiss francs	97	96	—	96	96

		2,134	(61)	2,073	2,214

		34,292	(2,434)	31,858	31,582
Subsidiaries and joint ventures[b]		135	—	135	1,221

		$34,427	$(2,434)	$31,993	$32,803

(a)
Includes $1,797 million in financial liabilities composed of currency swaps ($1,460 million as at December 31, 2004) and $1,070 million in Hydro-Québec securities held in sinking funds ($1,042 million as at December 31, 2004).

(b)
Long-term debt composed of $135 million in U.S. dollars ($893 million in U.S. dollars and $328 million in Unidades de Fomento as at December 31, 2004).

Allocation of debt by currency at time of issuance and at time of repayment

The following table shows the allocation of debt, net of sinking funds, converted into Canadian dollars after taking swaps into account, according to the currency at time of issue and time of repayment.

	2005			2004
	At time of issue	At time of repayment		At time of issue	At time of repayment
	(in millions of Canadian dollars)
Debt of the Corporation
Canadian dollars	$20,975	$26,201		$19,073	$23,208
U.S. dollars	8,810	5,657	(a)	10,295	8,374	(a)
Other currencies	2,073	—		2,214	—

	31,858	31,858		31,582	31,582

Debt of subsidiaries and joint ventures
U.S. dollars	135	135		893	499
Other currencies	—	—		328	722
	135	135		1,221	1,221

	$31,993	$31,993		$32,803	$32,803

(a)
Of this amount, 89.8% was used to hedge sales in U.S. dollars as at December 31, 2005 (73.1% as at December 31, 2004).

Interest rates

Hydro-Québec's interest rates presented in the following table take into account nominal interest rates on borrowings, the related discounts and borrowing costs, and the effect of interest rate swaps.

	2005				2004
Maturity	Canadian dollars	U.S. dollars	Other currencies	Weighted average	Weighted average
	(in percentage)
1 to 5 years	4.67	5.98	4.40	5.06	5.87
6 to 10 years	8.56	7.71	11.65	8.58	7.96
11 to 15 years	10.71	8.32	6.40	10.21	8.33
16 to 20 years	10.25	8.82	—	9.61	10.09
21 to 25 years	6.00	8.79	—	8.72	8.46
26 to 30 years	6.11	—	—	6.11	7.77
31 to 35 years	5.36	—	—	5.36	5.99
36 to 40 years	6.52	—	—	6.52	6.41
41 to 45 years	6.44	—	—	6.44	—
46 to 50 years	—	—	—	—	6.44
51 to 55 years	6.62	—	—	6.62	—
56 to 60 years	—	—	—	—	6.62
Weighted average	7.30	8.73	8.40	7.76	7.97

The variable-rate portion of Hydro-Québec's debt amounted to 19.0%, or 20.0% after perpetual debt, as at December 31, 2005 (25.0%, or 25.9% after perpetual debt, as at December 31, 2004). For information purposes, a 1% change in interest rates would change consolidated net income by $62 million ($85 million in 2004), not including the impact of derivative instruments used to manage short-term financial risk (Note 18).

Fair value

As at December 31, 2005, the fair value of Hydro-Québec's debt amounted to $44,977 million ($44,024 million as at December 31, 2004). Net of sinking funds and after swaps, it totaled $43,715 million ($42,504 million as at December 31, 2004).

Fair value is obtained by discounting future cash flows, based on forward and closing interest rates as at the balance sheet date for similar instruments available on financial markets. Changes in fair value reflect sensitivity to market interest rates. However, Management intends to hold these debt securities until maturity. Therefore, as at December 31, 2005, Hydro- Québec did not foresee any significant debt repayments that could result in the realization of this fair value.

Hydro-Québec has undrawn revolving standby credit facilities, of which US$1,500 million expires in 2010. Any borrowing under these lines of credit will bear interest at a rate based on the London Interbank Offered Rate (LIBOR).

NOTE 15 — ASSET RETIREMENT OBLIGATIONS

Liabilities arising from asset retirement obligations relate to the cost of dismantling Gentilly-2 nuclear generating station at the end of its useful life, the removal of irradiated nuclear fuel resulting from its operation and the dismantling of oil tanks and of certain thermal generating stations.

Hydro-Québec has also identified asset retirement obligations relating to thermal generating stations, power transmission lines and substations for which no liability has been recorded since it expects to use these assets for an undetermined period. These relate to property, plant and equipment for which the Corporation does not have sufficient information to accurately establish a maturity schedule for the obligation. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to establish such a schedule.

The aggregate carrying value of asset retirement obligations is as follows:

	2005
	Dismantling of nuclear generating station	Removal of irradiated fuel	Dismantling of other assets	Total
	(in millions of Canadian dollars)
Balance at beginning of year	$162	$82	$20	$264
Liabilities incurred	—	1	—	1
Accretion expense	10	9	1	20
Liabilities settled	—	—	(3)	(3)

Balance at end of year	$172	$92	$18	$282

	2004
	Dismantling of nuclear generating station	Removal of irradiated fuel	Dismantling of other assets	Total
	(in millions of Canadian dollars)
Balance at beginning of year	$140	$72	$22	$234
Liabilities incurred	13	3	1	17
Accretion expense	9	7	1	17
Liabilities settled	—	—	(4)	(4)

Balance at end of year	$162	$82	$20	$264

The carrying value of asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station	Removal of irradiated fuel	Dismantling of other assets
	(in millions of Canadian dollars)
Total undiscounted amount of estimated cash flows required to settle the obligations (in current dollars)	$463(a)	$519(a)	$21
Expected timing of payment of the cash flows required to settle the obligations	Between 2012 and 2050(a)	Between 2012 and 2047(a)	Between 2006 and 2031
Credit-adjusted risk-free rate at which the estimated cash flows have been discounted (%)	6.4	6.4	6.4

(a)
When Gentilly-2 nuclear generating station was designed, the Corporation planned to operate it for 30 years, until 2013. The Corporation initiated a draft-design study to evaluate whether its useful life could be extended by 25 years through refurbishment. If the refurbishment is not carried out, Management could decide to decommission the nuclear generating station a few years earlier, depending on technical and economic factors. Pending the decision, the consolidated financial statements reflect end-of-life in 2011 for purposes of calculating the depreciation of the station and the related decommissioning costs. Consequently, once the decision is made, the estimated undiscounted cash flows and the expected timing of payment of the cash flows required to settle the obligations could change and thus, asset retirement obligations and decommissioning costs as well as the depreciation expense and accretion expense, as recorded in these consolidated financial statements, may vary significantly based on the end-of-life date retained and the increase inherent in the method used to calculate depreciation and amortization. As at December 31, 2005, the net carrying value of Gentilly-2 was $623 million ($692 million as at December 31, 2004). Based on the key assumptions established, asset retirement obligations relating to the dismantling of the nuclear generating station and the removal of irradiated fuel will total $911 million and $1,122 million, respectively, after factoring in a 2% inflation rate. However, the remaining portions of these obligations are scheduled to extend over periods of 45 years and 42 years, respectively.

NOTE 16 — OTHER LONG-TERM LIABILITIES

	2005	2004
	(in millions of Canadian dollars)
Deferred foreign exchange gain	$1,454	$1,272
Accrued benefit liability (Note 22)	497	452
Accounts payable	126	259
Discounts and other deferred credits related to long-term debt	322	205
Credit risk management	149	173

	$2,548	$2,361

NOTE 17 — PERPETUAL DEBT

Perpetual notes in the amount of US$325 million (US$325 million as at December 31, 2004) bear interest at a rate established semi-annually based on LIBOR. They are guaranteed by the Québec government and are redeemable only at the Corporation's option. No portion was redeemed in 2005. In 2004, a portion amounting to US$15 million was repurchased on the secondary market and then canceled. In 2003, the perpetual notes ceased to naturally hedge sales in U.S. dollars. Various derivative instruments recorded at fair value are used to mitigate exchange risk.

As at December 31, 2005, the fair value of these notes was $383 million ($370 million as at December 31, 2004). As at December 31, 2005, and December 31, 2004, LIBOR for perpetual notes was 4.2% and 2.1%, respectively.

NOTE 18 — FINANCIAL INSTRUMENTS

Derivative instruments

Hydro-Québec engages in currency swaps and forward contracts in order to manage the foreign exchange risk associated with repayments of principal on long-term debt, interest payments and sales in U.S. dollars. Some of these currency swaps allow for interest rate exchanges in order to modify interest rate risk exposure over the long term. Interest rate swaps that do not allow for exchanges of principal are also used to manage this risk.

The valuation of these swaps and forward contracts, with terms to maturity through 2033, indicated a positive fair value of $8 million (positive fair value of $167 million as at December 31, 2004).

The following table presents the notional amounts of these swaps, expressed in Canadian dollars and other currencies.

	2005(a)						2004(a)
	1 to 5 years	6 to 10 years	11 to 15 years	16 to 20 years	More than 20 years	Total	Total
	(in millions of Canadian dollars or millions of currency units)
Swaps
Canadian dollars	630	(476)	25	(2,019)	(3,386)	(5,226)	(4,136)
U.S. dollars	(616)	11	(31)	1,640	2,613	3,617	2,191
Other currencies
Yen	23,600	1,000	1,000	—	—	25,600	36,500
Euros	612	—	61	—	—	673	673
Pounds sterling	—	240	—	—	—	240	240
Swiss francs	97	—	—	—	—	97	97
Unidades de Fomento (indexed Chilean pesos)	—	—	—	—	—	—	(11)
Forward contracts
U.S. dollars	477	—	—	—	—	477	1,774

(a)
Figures in parentheses represent amounts to be paid.

In managing short-term financial risks, Hydro-Québec assesses, on an ongoing basis, the overall impact of variations in exchange rates, interest rates and commodity prices. In order to manage its currency risk exposure, it transacted options and currency futures for a cumulative amount of $731 million, of which $389 million was in the form of forward purchase contracts and $342 million in the form of forward sales contracts ($1,588 million in 2004, of which $1,161 million was in purchase contracts and $427 million in sales contracts). To manage interest rate fluctuations, it engaged in options, swaps and forward rate agreements. For information purposes, a 1% variance in interest rates would result in a $55-million variance in net income ($50 million in 2004). Finally, Hydro-Québec transacted options, swaps and forward contracts totaling 136,500 tonnes of aluminum (292,275 tonnes of aluminum in 2004) to manage the risk of fluctuations in commodity prices.

Hydro-Québec also uses derivative instruments to manage market risks resulting from fluctuations in energy prices, and for trading purposes in order to act on business opportunities in markets outside Québec. It transacted electricity swaps for 0.3 TWh (1.3 TWh in 2004) to hedge this risk.

The fair value of these instruments is presented by specific risk in the following table. Of these fair values, ($99 million) will mature in 2006 and $20 million will mature in 2007.

	2005		2004
	Carrying value	Fair value	Carrying value	Fair value
	(in millions of Canadian dollars)
Exchange risk
Forward exchange contracts and options
Financial assets	$—	$8	$15	$47
Financial liabilities	—	(43)	(22)	(101)

	—	(35)	(7)	(54)

Interest rate risk
Forward rate agreements, options and swaps
Financial assets	24	39	5	2
Financial liabilities	(3)	(4)	(10)	(15)

	21	35	(5)	(13)

Risk of changes in energy and commodity prices
Forward contracts, options and swaps
Financial assets	16	16	12	12
Financial liabilities	(2)	(95)	(11)	(107)

	14	(79)	1	(95)

	$35	$(79)	$(11)	$(162)

Other financial instruments

The carrying amount of investments, accounts receivable, the government reimbursement for the 1998 ice storm, the trust fund for nuclear fuel waste management, short term borrowings, accounts payable and accrued liabilities, dividends payable and accrued interest approximates their fair value. As at December 31, 2005, the weighted average interest rate on short-term investments was 3.26% (2.26% as at December 31, 2004), whereas it was 2.81% (3.16% as at December 31, 2004) on short term borrowings.

Credit risk

Derivative instruments include an element of risk since a counterparty might not meet its obligations. However, this risk is moderate as Hydro-Québec generally deals with Canadian and international financial institutions with high credit ratings. Credit risk exposure is also reduced by applying a credit policy limiting credit risk concentration and a counterparty credit risk assessment program, as well as by adopting credit limits, where necessary. As at December 31, 2005, no counterparty had defaulted on its obligations toward Hydro-Québec regarding investments and derivatives.

Hydro-Québec is also exposed to credit risk associated with trade receivables. However, this exposure is limited due to Hydro-Québec's large and diverse customer base. Consequently, Management does not consider Hydro-Québec to be exposed to a material credit risk.

NOTE 19 — INTERESTS IN JOINT VENTURES

The proportionate share of the joint venture items included in the consolidated financial statements is presented in the table below. These joint ventures include the interests managed by the Hydro-Québec Technologie et développement industriel and Hydro-Québec Production divisions, as well as interests in various foreign joint ventures, primarily through Hydro-Québec International.

	2005	2004
	(in millions of Canadian dollars)
Operations
Revenue	$33	$21
Expenditure and financial expenses	130	59
Discontinued operations	10	46

Net (loss) income	$(87)	$8

Balance sheets
Current assets	$56	$44
Long-term assets	295	383
Current liabilities	56	43
Long-term liabilities	114	87
Non-controlling interest	—	27

Net assets	$181	$270

Cash flows
Operating activities	$(35)	$(45)
Investing activities	(4)	(8)
Financing activities	36	31
Discontinued operations	9	(15)

Net change in cash and cash equivalents	$6	$(37)

NOTE 20 — SHAREHOLDER'S EQUITY

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid-up.

Under the Hydro-Québec Act, the dividends to be paid by the Corporation are declared once a year by the Québec government, which also determines the terms and conditions of payment. For a given fiscal year, they cannot exceed the distributable surplus, equal to 75% of the year's operating income and net investment income, less interest on debt securities and amortization of discounts and borrowing expenses. This calculation is performed using the consolidated financial statements.

However, in respect of a given fiscal year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. The Québec government declares the dividends for a given year within 30 days after the Corporation has sent it the financial data related to the distributable surplus. Upon expiry of the prescribed period, any portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2005, the Québec government declared dividends of $1,126 million ($1,350 million in 2004), which is less than the maximum permitted.

The dividends declared are deducted from the retained earnings of the year for which they were declared.

NOTE 21 — SUPPLEMENTARY CASH FLOW INFORMATION

	2005	2004
	(in millions of Canadian dollars)
Change in non-cash working capital items
Accounts receivable	$35	$(176)
Materials, fuel and supplies	(24)	(9)
Accounts payable and accrued liabilities	273	183
Accrued interest	(16)	6

	$268	$4

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	$28	$366

Cash and cash equivalents paid during the year
Interest paid	$2,245	$2,268

NOTE 22 — EMPLOYEE FUTURE BENEFITS

The Corporation's pension plan (the "Pension Plan") is a funded plan that ensures pension benefits based on the number of years of service and an average of the five best years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The Corporation also offers other post-retirement and post-employment benefits. Post-retirement benefits are provided by group life, medical and hospitalization plans, which are contributory plans with contributions adjusted annually. Post-employment benefits are under non-contributory salary insurance plans, which pay short- and long-term disability benefits. Most of these plans are not funded, with the exception of the long-term disability salary insurance plan, which is fully funded, and the supplementary group life insurance plan, which is partially funded.

The Corporation's employee benefit plans are defined benefit plans. Accrued benefit obligations of these plans, valued by independent actuaries, and assets, at fair value, are valued as at December 31 of each year. The most recent actuarial valuation for purposes of Pension Plan funding was as at December 30, 2004, and the next valuation should be performed no later than December 30, 2007.

The following tables present information concerning the Corporation's employee future benefits plans:

	Pension Plan		Other plans
	2005	2004	2005	2004
	(in millions of Canadian dollars)
Accrued benefit obligations
Balance at beginning of year	$10,256	$8,628	$688	$591
Current service cost	331	288	31	26
Benefit payments and refunds	(387)	(353)	(39)	(37)
Interest on obligations	616	568	42	39
Actuarial losses	1,109	1,125	115	69

Balance at end of year	$11,925	$10,256	$837	$688

Plan assets at fair value
Balance at beginning of year	$9,982	$9,217	$49	$49
Actual return on plan assets	1,387	1,088	2	2
Employee contributions	38	38	—	—
Current contributions by the Corporation	307	25	9	5
Special contribution by the Corporation	34	—	—	—
Benefit payments and refunds	(387)	(353)	(9)	(7)
Administrative fees	(30)	(33)	—	—

Balance at end of year	$11,331	$9,982	$51	$49

Deficit at end of year	$(594)	$(274)	$(786)	$(639)
Unamortized past service costs	295	339	—	—
Unamortized net actuarial loss	2,536	2,169	181	65
Unamortized transitional (asset) obligation	(1,217)	(1,369)	108	122

Accrued benefit asset (liability)	$1,020	$865	$(497)	$(452)

Additional disclosures with respect to plan assets

At year end, assets of the Pension Plan at fair value consisted of:

	2005	2004
	(in percentage)
Equities	55	55
Bonds	31	31
Real estate investments	5	5
Other	9	9

	100	100

Plan assets include securities issued by the Corporation and certain related companies. These securities are grouped under the following asset classes:

	Pension Plan		Other plans
	2005	2004	2005	2004
	(in millions of Canadian dollars)
Bonds	$763	$656	$32	$32
Short term investments	—	1	14	11

	$763	657	$46	$43

Cash payments

Cash payments made by the Corporation for employee benefit plans consist of the contributions paid to funded plans and benefits paid to employees and pensioners under unfunded plans. The cash payment details are as follows:

	2005	2004
	(in millions of Canadian dollars)
Contributions by the Corporation
Pension Plan	$341	$25
Other funded plans	9	5
Benefit payments — unfunded plans	32	30

Cash payments	$382	$60

The Corporation and its employees resumed their contributions to the Pension Plan on December 15, 2003. The employee and employer contribution rates are increasing by 1% and 1.8%, respectively, each year to reach a maximum of 5.2% of pensionable earnings. In 2005, contributions amounted to 2% of pensionable earnings for employees and 3.6% for the Corporation (1% and 1.8%, respectively, in 2004). Moreover, after the actuarial valuation for funding purposes dated December 30, 2004, was submitted to the Régie des rentes du Québec, the Corporation made an additional contribution of $254 million in 2005 to cover current service costs and a special contribution of $34 million to cover the actuarial deficit.

Elements of accrued benefit cost recognized in the year

	Pension Plan		Other plans
	2005	2004	2005	2004
	(in millions of Canadian dollars)
Current service cost,(a) net of employee contributions	$293	$227	$31	$26
Administrative fees(b)	30	33	—	—
Interest on obligations	616	568	42	39
Actual return on plan assets	(1,387)	(1,088)	(2)	(2)
Actuarial losses	1,109	1,125	115	69

Cost before adjustments required to recognize the long-term nature of employee future benefits	661	865	186	132

Difference between actual and expected return on assets	703	364	—	—
Difference between actuarial losses on accrued benefit obligations and actuarial losses recognized	(1,070)	(1,125)	(114)	(71)
Difference between adjustments for plan amendments and amortization of past service costs	44	52	—	—
Amortization of transitional (asset) obligation	(152)	(152)	14	14

	(475)	(861)	(100)	(57)

Cost recognized in the year	$186	$4	$86	$75

(a)
For the long-term disability salary insurance plan, current service cost corresponds to the cost of new disability cases for the year.

(b)
Administrative fees chargeable to the Pension Plan are fully billed by the Corporation.

Significant actuarial assumptions

The following actuarial assumptions, used to determine the accrued benefit obligations and cost of the plans, result from a weighted average.

	Pension Plan		Other plans
	2005	2004	2005	2004
	(in percentage)
Accrued benefit obligations
Rate at end of year
Discount rate	5.30	6.03	5.30	6.03
Salary escalation rate(a)	3.89	3.87	—	—
Accrued benefit cost recognized
Rate at end of prior year
Discount rate	6.03	6.67	6.03	6.67
Expected long-term rate of return on plan assets	6.52	6.86	3.68	3.53
Salary escalation rate(a)	3.87	3.41	—	—

(a)
This rate takes into account salary increases and promotion opportunities while in service.

As at December 31, 2005, healthcare costs were based on an annual growth rate of 8.60% in 2006. Thereafter, based on the assumption used, this rate will gradually decrease until it ultimately reaches 4.30% in 2016. A 1% change in this annual growth rate would have the following impact on operations for 2005:

	1% increase	1% decrease
	(in millions of Canadian dollars)
Impact on current service cost and interest cost on accrued benefit obligations for the year	5	(4)
Impact on accrued benefit obligations at end of year	53	(43)

NOTE 23 — COMMITMENTS AND CONTINGENCIES

Electricity purchases

On May 12, 1969, the Corporation signed a contract with Churchill Falls (Labrador) Corporation Limited (CF(L)Co) whereby the Corporation undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. Expiring in 2016, this contract will be automatically renewed for a further 25 years under agreed-upon terms and conditions. On June 18, 1999, the Corporation and CF(L)Co entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period.

As at December 31, 2005, the Corporation was committed under 98 contracts to purchase electricity from other power producers, for an installed capacity of about 3,697 MW. It expects to purchase approximately 13 TWh of energy annually over the initial terms of these contracts, which extend through 2033. The majority of these contracts include renewal clauses.

The Corporation expects to make the following payments on its electricity purchase contracts over the next five years:

(in millions of Canadian dollars)
2006	732
2007	1,116
2008	1,130
2009	1,159
2010	1,231

Guarantees

Hydro-Québec grants guarantees to third parties for indemnification purposes in connection with its energy-related transactions on markets outside Québec. These guarantees are issued under long-term agreements and agreements governing its involvement in organized markets. These markets require that each participant provide guarantees enabling it to meet its obligations in the event of a payment default by another participant. Hydro-Québec also grants guarantees as part of its international operations and in the field of electrotechnology.

As at December 31, 2005, the potential maximum amount that Hydro-Québec could have had to pay under letters of credit or guarantees totaled $419 million. Of this amount, $319 million relates to the purchase of energy, and a liability in the amount of $25 million has been recorded accordingly. Some guarantees expire between 2006 and 2019, while others do not have maturity dates.

In accordance with the terms and conditions of bond issues made outside Canada, the Corporation has a commitment to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents' income. The Corporation cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, the Corporation has the option of redeeming the bonds in question.

Under the agreement with CF(L)Co, the Corporation could be required to provide additional funding if CF(L)Co were unable to pay its expenses and service its debt. The maximum amount that the Corporation could be required to pay cannot be reasonably evaluated, however, since it is not stated in the agreement and since the amount payable would depend on the outcome of future events whose nature and probability cannot be determined. To date, the Corporation has not had to pay any amount under this agreement.

In 2004, Hydro-Québec provided guarantees to the purchaser of its interest in Noverco Inc. concerning all its representations in the sales agreement for a two-year period ending on June 30, 2006, for which no liability was recorded. It further guarantees additional tax liabilities until the expiry of a 60-day period after the date on which the authorities will no longer be authorized to determine the tax assessment.

Investments

The Corporation expects to invest approximately $4 billion in property, plant and equipment and intangible assets in 2006.

Agreements entered into with Aboriginal communities and regional county municipalities

Hydro-Québec has entered into various agreements related to capital projects and intangible assets with Aboriginal communities and regional county municipalities. The commitments under these agreements are recorded under Long-term debt when they meet the definition of a liability, and the consideration is accounted for under Property, plant and equipment and Intangible assets.

Litigation

In the normal course of business, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that adequate provisions have been made for any disbursements that could result from these legal actions. Consequently, it does not foresee any adverse effect of such contingent liabilities on Hydro-Québec's consolidated operating results or financial position.

NOTE 24 — RELATED PARTY TRANSACTIONS

Hydro-Québec enters into various business transactions with the Québec government and its organizations, as well as with other government corporations in the normal course of business. These transactions are measured at the exchange amount.

Other transactions with the Québec government are described elsewhere in the consolidated financial statements.

NOTE 25 — SEGMENTED INFORMATION

Hydro-Québec carries on its activities in the four reportable segments defined below. The non-reportable segments and other activities are grouped together under Corporate and Other Activities for reporting purposes. In 2005, the activities of Hydro-Québec International and of Hydro-Québec Pétrole et gaz were grouped under Corporate and Other Activities, and the corresponding information for the preceding year was reclassified accordingly.

Generation:    Hydro-Québec Production operates and develops the Corporation's generating facilities. This division also sells electricity on external markets and engages in energy trading. Hydro-Québec Production provides Hydro-Québec Distribution with a base volume of up to 165 TWh of heritage pool electricity annually at an average price of 2.79¢/kWh. In excess of this volume, it can participate in Hydro-Québec Distribution's calls for tenders in a context of free market competition.

Transmission:    Hydro-Québec TransÉnergie develops and operates the Corporation's electric power transmission system in Québec and the related telecommunications system.

Distribution:    Hydro-Québec Distribution operates and develops the Corporation's distribution system and is responsible for sales and services to Québec customers. It also ensures the security of the supply of electricity to the Québec market.

Construction:    Hydro-Québec Équipement carries out engineering and construction work related to hydroelectric development projects throughout Québec, except on the territory governed by the James Bay and Northern Québec Agreement, where Société d'énergie de la Baie James assumes this responsibility. Hydro-Québec Équipement also carries out projects for the construction of power transmission lines and substations throughout Québec.

Corporate and Other Activities:    This heading includes corporate activities, mainly financial services, human resources, corporate affairs, and the activities of the Shared Services Centre (such as procurement, computer services and corporate telecommunications). It also covers the activities managed by Hydro-Québec Technologie et développement industriel, that is, research, technical support, industrial development of Hydro-Québec technologies, and capital venturing. The activities of Hydro-Québec International and of Hydro-Québec Pétrole et gaz are also included.

The amounts presented for each segment are based on the financial information used to establish the consolidated financial statements. The accounting policies used to calculate these amounts are as described in notes 1 and 3.

Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided for by the Act respecting the Régie de l'énergie. The Act sets a commodity rate for a base volume of up to 165 TWh of heritage pool electricity for the Québec market.

The other intersegment products and services are valued at full cost.

The following tables contain information related to operations and assets by segment as well as geographic information:

SEGMENTS

	2005
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations	Total
	(in millions of Canadian dollars)
Revenue
External customers	$1,708	$28	$9,181	$6	$16	$(49)	$10,890
Intersegment	$4,532	$2,550	$55	$2,053	$921	$(10,111)	$—
Depreciation and amortization	$880	$575	$489	$5	$91	$—	$2,040
Financial expenses	$1,050	$727	$384	$—	$52	$1	$2,214
Income (loss) from continuing operations	$1,873	$369	$172	$5	$(162)	$(8)	$2,249
Discontinued operations	$—	$—	$58	$—	$(55)	$—	$3
Net income (loss)	$1,873	$369	$230	$5	$(217)	$(8)	$2,252
Investments in property, plant and equipment and intangible assets
Affecting cash	$1,780	$793	$645	$6	$58	$—	$3,282
Not affecting cash	$8	$12	$8	$—	$—	$—	$28
Total assets	$27,482	$16,329	$10,556	$242	$6,055	$(232)	$60,432

SEGMENTS

	2004
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations	Total
	(in millions of Canadian dollars)
Revenue
External customers	$1,293	$18	$8,987	$9	$93	$(1)	$10,399
Intersegment	$4,607	$2,529	$55	$1,960	$890	$(10,041)	$—
Depreciation and amortization	$723	$587	$447	$5	$108	$—	$1,870
Financial expenses	$1,016	$679	$345	$—	$70	$1	$2,111
Income (loss) from continuing operations	$1,661	$409	$275	$4	$(171)	$(53)	$2,125
Discontinued operations	$—	$—	$12	$—	$298	$—	$310
Net income (loss)	$1,661	$409	$287	$4	$127	$(53)	$2,435
Investments in property, plant and equipment and intangible assets
Affecting cash	$1,820	$586	$601	$12	$53	$—	$3,072
Not affecting cash	$350	$10	$6	$—	$—	$—	$366
Total assets	$26,469	$16,056	$10,279	$246	$5,295	$(227)	$58,118

GEOGRAPHIC INFORMATION

	2005		2004
	Revenue	Property, plant and equipment, intangible assets and goodwill	Revenue	Property, plant and equipment, intangible assets and goodwill
	(in millions of Canadian dollars)
Québec	$9,178	$50,986	$9,032	$49,827
Canada, outside Québec	259	25	127	22
United States	1,387	37	1,158	230
Chile	—	—	2	1,685
Other countries	66	189	80	472

	$10,890	$51,237	$10,399	$52,236

LONG-TERM DEBT BY ISSUE

The following table sets forth the non-consolidated long-term debt of Hydro-Québec outstanding as of December 31, 2005, expressed in Canadian dollars and in currency units:

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars	CUSIP Number or ISIN Code	References(2)
Payable in Canadian Dollars
FT2	2006-02-06	1985-02-06	12.250	$203,000,000	448814 CL 5
JA	2007-02-15	1996-10-11	7.000	520,820,000	448814 GJ 6
GO	2007-02-18	1987-02-18	9.750	6,000,000	448814 DT 7	(a)(b)
GZ	2008-06-01	1988-06-08	11.250	2,000,000	448814 DU 4
JH	2009-07-15	1999-06-30	6.000	500,000,000	448814 HA 4
HN	2010-08-16	1990-08-16	—	172,536,447	448814 DH 3
JK	2011-02-15	2000-06-12	6.500	1,300,000,000	448814 HG 1
HF	2011-09-26	1989-09-26	10.000	569,706,363	448814 DD 2
GU2	2012-07-16	1987-07-16	10.250	1,117,000,000	448814 CV 3
HG	2019-11-22	1989-11-22	10.000	100,000,000	448814 DE 0
II	2020-01-10	1993-07-27	10.250	165,445,365	448814 EF 6
HL	2020-08-15	1990-08-15	11.000	1,110,000,000	448814 DG 5
HM	2020-08-15	1990-08-15	—	377,870,120	448814 DK 6
HX	2021-10-15	1991-10-15	10.500	1,100,000,000	448814 DW 0
IC	2022-07-15	1992-07-15	9.625	1,950,000,000	448814 DZ 3
IH	2031-02-26	1993-07-27	11.000	228,741,949	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	825,675,000	448814 GY 3
Medium-term notes issued under Canadian MTN program
0030	2006-02-15	2000-07-10	6.200	174,160,000	44889Z CY 0
0047	2006-11-01	2002-05-01	Floating	757,850,000	44889Z DS 2
0048	2007-03-21	2003-03-21	Floating	585,000,000	44889Z DT 0
0053	2007-06-01	2004-05-04	Floating	70,000,000	44889Z DY 9	(c)
0008	2008-02-02	1998-02-02	5.500	10,000,000	44889Z BE 5
0050	2008-03-03	2004-03-03	3.406	10,000,000	44889Z DV 5
0015	2008-06-02	1998-07-23	5.750	65,000,000	44889Z CH 7
0054	2009-10-27	2005-01-27	Floating	1,500,000,000	44889Z EA 09
0010	2010-02-15	1998-02-16	6.000	15,000,000	44889Z BG 0
0055	2010-06-21	2005-12-21	Floating	500,000,000	44889Z EB 81
0051	2011-03-03	2004-03-03	4.301	10,000,000	44889Z DW 3
0006	2012-02-15	1997-02-14	5.750	15,000,000	44889Z DP 8
0052	2014-03-03	2004-03-03	4.783	12,000,000	44889Z DX 1
0049	2018-08-15	2003-09-04	5.500	150,000,000	44889Z DU 7
0003	2021-08-16	1996-09-27	—	37,246,690	—	(d)
0017	2029-01-16	1999-02-02	6.500	75,000,000	44889Z CK 0
0005	2024-11-07	1996-11-07	7.500	25,000,000	44889Z DZ 6
0038	2031-08-15	2001-01-17	6.000	4,325,000	44889Z DG 8
0009	2035-01-16	1998-02-03	6.500	686,500,000	44889Z BF 2
0011	2035-01-16	1998-02-18	Various	18,256,982	44889Z BH 8	(e)
0016	2035-01-16	1998-07-27	3.529	101,255,175	44889Z CJ 3	(h)
0019	2035-02-15	1999-04-30	6.500	3,794,000,000	44889Z CM 6
0012	2035-07-16	1998-06-05	Various	46,579,845	44889Z BJ 4	(f)
0014	2035-07-16	1998-07-15	—	16,992,750	—	(g)
0020	2040-02-15	1999-05-14	6.000	1,770,500,000	44889Z CN 4
0032	2050-02-15	2000-08-01	6.000	50,000,000	44889Z DA 1
0033	2060-02-15	2000-11-02	Various	266,168,955	44889Z DB 9	(i)
0037	2060-02-15	2001-01-12	Various	42,856,229	44889Z DF 0	(j)
0039	2060-02-15	2001-01-19	Various	160,458,200	44889Z DH 6	(k)
0040	2060-02-15	2001-01-24	Various	20,010,505	44889Z DJ 2	(l)
Opimiscow Agreement				31,361,467
Present value of lease obligations for regional offices and service facilities for a period not exceeding 25 years ending in 2010				20,461,577
Others				348,521,095
Less: Sinking Funds Investments				(663,139,563)

Debt and swaps classified by currency of issue				20,975,160,151
Obligations under swaps				5,225,653,927

Debt and swaps classified by currency of repayment				26,200,814,078

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars(3)	Currency Units		CUSIP Number or ISIN Code	References(2)
Payable in U.S. Dollars
JL	2011-05-11	2001-05-11	6.300	$874,425,000	US$	750,000,000	448814 HR 7
FU	2012-02-01	1985-02-01	11.750	233,180,000		200,000,000	448814 CF 8	(a)
IF2	2013-02-01	1993-02-03	8.000	1,165,900,000		1,000,000,000	448814 ED 1
IU	2016-04-01	1996-04-01	7.500	466,360,000		400,000,000	448814 EK 5
HS	2021-02-01	1991-02-12	9.400	1,049,310,000		900,000,000	448814 DM 2
HY	2022-01-15	1992-01-30	8.400	1,165,900,000		1,000,000,000	448814 DX 8
IO	2024-07-07	1994-07-07	8.050	1,165,900,000		1,000,000,000	448814 EJ 8	(m)
GF	2026-03-01	1986-03-06	8.875	291,475,000		250,000,000	448814 CP 6	(a)
GH	2026-04-15	1986-04-15	8.250	291,475,000		250,000,000	448814 CS 0	(a)
GQ	2027-01-15	1987-01-15	8.250	291,475,000		250,000,000	448814 CT 8
HE	2029-06-15	1989-06-15	8.625	291,475,000		250,000,000	448814 DB 6
HH	2029-12-01	1989-01-12	8.500	582,950,000		500,000,000	448814 DC 4
HK	2030-04-15	1990-04-15	9.375	582,950,000		500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-15	9.500	582,950,000		500,000,000	448814 DL 4
Medium-term notes issued under U.S. MTN program
B-118	2006-02-23	1994-02-23	6.520	58,295,000		50,000,000	44881H EQ 3
B-119	2006-02-23	1994-02-23	6.520	23,318,000		20,000,000	44881H EQ 3
B-120	2006-02-24	1994-02-24	6.490	29,147,500		25,000,000	44881H EM 2
B-121	2006-02-24	1994-02-24	6.490	5,829,500		5,000,000	44881H EM 2
B-122	2006-02-24	1994-02-24	6.510	1,165,900		1,000,000	44881H ER 1
B-129	2007-10-15	1997-10-15	6.750	93,272,000		80,000,000	44881H EY 6
B-123	2009-10-05	1994-10-05	9.125	29,147,500		25,000,000	44881H ES 9
B-126	2010-04-20	1995-04-20	7.580	17,488,500		15,000,000	44881H EV 2
B-30	2011-12-15	1991-12-06	8.620	46,636,000		40,000,000	44881H BD 5
B-37	2011-12-15	1991-12-11	8.540	23,318,000		20,000,000	44881H BL 7
B-7	2020-12-11	1990-12-10	9.400	11,659,000		10,000,000	44881H AF 1
B-48	2021-12-20	1991-12-19	8.680	58,295,000		50,000,000	44881H BX 1
B-49	2022-02-15	1992-02-24	9.800	58,295,000		50,000,000	44881H BY 9
B-64	2022-05-10	1992-04-30	9.750	23,318,000		20,000,000	44881H CL 6
B-124	2024-11-18	1994-11-18	8.910	29,147,500		25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	64,124,500		55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	58,295,000		50,000,000	44881H EW O
B-63	2027-04-30	1992-04-30	9.500	23,318,000		20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	58,295,000		50,000,000	44881H EZ 3
Medium-term note issued under Euro MTN program
35	2007-06-10	1997-06-10	7.010	349,770,000		300,000,000	XS0076907970
Conditional sale transaction (Turbines)				83,487,049		71,607,384

Long-term debt before swaps				10,181,346,949		8,732,607,384
Net currency swaps(4)				(965,408,445)		—
Less Sinking Fund Investments				(406,451,363)		(276,260,000)

Debt and swaps classified by currency of issue				8,809,487,141	US$	8,456,347,384

Debt and swap classified by currency of repayment				5,656,722,105	US$	4,851,807,278

Payable in Euro
D15B	2016-05-01	1986-05-01	6.000	$83,563,237		€60,529,289	WKN478032	(a)
Medium-term notes issued under Euro MTN program
33	2008-03-13	1997-03-13	5.875	315,693,450		228,673,525	XS0074464974
36	2008-03-19	1998-03-19	5.375	529,395,010		383,468,910	DE0002303708

Long-term debt before swaps				928,651,697		672,671,724
Net currency swaps(4)				179,316,433		—

Debt and swaps classified by currency of issue				1,107,968,130		€672,671,724

Debt and swaps classified by currency of repayment				—		€—

Series	Maturity Date	Issue Date(1)	Interest Rate %	Canadian Dollars(3)	Currency Units		CUSIP Number or ISIN Code	References(2)
Payable in Japanese Yen
Medium-term notes issued under Euro MTN program payable
21	2006-02-28	1996-02-28	4.400	$98,859,960		¥10,000,000,000	XS0064227134
23	2006-08-15	1996-08-15	4.170	34,600,986		3,500,000,000	XS0068482735
24	2006-08-29	1996-08-29	4.020	11,863,195		1,200,000,000	XS0068995017
25	2006-09-27	1996-09-27	4.000	9,885,996		1,000,000,000	XS0069838802
26	2006-10-03	1996-10-03	3.900	29,657,988		3,000,000,000	XS0069880838
27	2006-10-06	1996-10-08	3.900	9,885,996		1,000,000,000	XS0069897055
28	2006-11-20	1996-11-19	3.700	13,840,394		1,400,000,000	XS0071059835
29	2007-02-13	1997-02-13	3.100	9,885,996		1,000,000,000	XS0073361106
30	2007-02-20	1997-02-20	3.150	9,885,996		1,000,000,000	XS0073684705
38	2009-10-20	1999-10-20	2.500	4,942,998		500,000,000	XS0102907085
32	2012-03-05	1997-03-05	4.400	9,885,996		1,000,000,000	XS0074215830
34	2017-03-17	1997-03-17	4.850	9,885,996		1,000,000,000	XS0074480319

Long-term debt before swaps				253,081,497		25,600,000,000
Net currency swaps(4)				82,347,546		—

Debt and swaps classified by currency of issue				335,429,043		¥25,600,000,000

Debt and swaps classified by currency of repayment				—		¥—

Payable in Swiss Francs
Medium-term note issued under Euro MTN program
37	2008-02-06	1998-04-24	3.600	$85,486,931	SF	96,500,000	XS0086768529

Long-term debt before swaps				85,486,931		96,500,000
Net currency swaps(4)				10,007,327		—

Debt and swaps classified by currency of issue				95,494,258	SF	96,500,000

Debt and swaps classified by currency of repayment				—	SF	—

Payable in Pounds Sterling
EG	2011-05-31	1981-05-20	15.000	$80,143,965		£40,000,000	GB0004494109
HI	2015-03-08	1990-03-08	12.625	300,539,872		150,000,000	XS0015132904	(n)
FA	2015-09-13	1982-09-13	12.750	100,179,957		50,000,000	GB0004494216

Long-term debt before swaps				480,863,794		240,000,000
Net currency swaps(4)				53,123,965		—

Debt and swaps classified by currency of issue				533,987,759		£240,000,000

Debt and swaps classified by currency of repayment				—		£—

Total Long-Term Debt				31,857,536,183

(1)
If more than one issue date, the date of the first issue is indicated.

(2)
Not redeemable unless otherwise specified.

(3)
Translated at rates in effect at December 31, 2005.

(4)
Difference between the rate established under swaps and the rate at December 31, 2005 applied on the portion of the debt covered by swaps.

(a)
Sinking-fund debentures.

(b)
Redeemable at par in annual installments for sinking fund purposes one year after the date of issue.

(c)
Maximum rate: 4.75% (including the Spread).

(d)
Aggregate principal amount of $88 million sold at deep discount maturing semi-annually from February 15, 2011 to August 15, 2021 in equal payments.

(e)
Fixed coupon amounts of $1.6 million semi-annually from January 16, 2022.

(f)
Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.

(g)
Aggregate principal amount of $73.5 million sold at deep discount maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.

(h)
Interest coupons of $3 million semi-annually from January 16, 1999 to January 16, 2014. Interest coupons of $5.525 million semi-annually from July 16, 2024 to January 16, 2035.

(i)
No interest payment until February 15, 2030 exclusive. Fixed rate coupon of 45% semi-annually commencing on February 15, 2030.

(j)
No interest payment until February 15, 2041 exclusive. Interest coupons of $50 million annually from February 15, 2041 to February 15, 2045. Interest coupons of $35 million annually from February 15, 2046 to February 15, 2050. Interest coupons of $20 million annually from February 15, 2051 to February 15, 2055. Interest coupons of $10 million annually from February 15, 2056 to February 15, 2059.

(k)
No interest payment until February 15, 2040 exclusive. Fixed rate coupon of 100% semi-annually commencing on February 15, 2040.

(l)
No interest payment until February 15, 2050 exclusive. Interest coupons of $45 million annually from February 15, 2050 to February 15, 2052. Interest coupons of $40 million annually from February 15, 2053 to February 15, 2055. Interest coupons of $35 million annually from February 15, 2056 to February 15, 2058. Interest coupon of $30 million on February 15, 2059.

(m)
Redeemable at par at the option of the Holder in whole, or in part, on July 7, 2006.

(n)
Redeemable anytime at the highest of par or adjusted price as per the Fiscal Agency Agreement at the option of Hydro-Québec.

Exhibit (e)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 33-76074 and 333-112298 of our report dated February 10, 2006, relating to the consolidated balance sheet of Hydro-Québec as at December 31, 2005, and the consolidated statements of operations, retained earnings and cash flows for the year then ended appearing in the Annual Report on Form 18-K of Hydro-Québec for the year ended December 31, 2005.

KPMG LLP	Ernst & Young LLP
Chartered Accountants	Chartered Accountants
Montréal, Québec	Montréal, Québec

May 12, 2006

Exhibit (e)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 33-76074 and 333-112298 of our report dated March 16, 2005, relating to the consolidated balance sheets of Hydro-Québec as at December 31, 2004, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the four-year period ended December 31, 2004 appearing in the Annual Report on Form 18-K of Hydro-Québec for the year ended December 31, 2005.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.	PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants
Montréal, Québec	Montréal, Québec

May 12, 2006

QuickLinks

SIGNATURE
EXHIBIT INDEX
  Exhibit (d)
TABLE OF CONTENTS
FOREIGN EXCHANGE
SUMMARY
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
LONG-TERM DEBT BY ISSUE
Exhibit (e)  – INDEPENDENT AUDITORS CONSENT 1
Exhibit (e)  – INDEPENDENT AUDITORS CONSENT 2